1995
annual
report
















The
CGI

The Commerce Group, Inc.
211 Main Street, Webster, Massachusetts 01570

INDEX TO 1995 ANNUAL REPORT

													   Page
Financial Highlights............................................	   AR-1
Letter to Stockholders..........................................	   AR-2

Management's Discussion and Analysis of Financial Condition
 and Results of Operations......................................	   AR-4

Common Stock Price and Dividend Information.....................	   AR-13

Report of Management............................................	   AR-14

Report of Independent Accountants...............................	   AR-15

Consolidated Balance Sheets at December 31, 1995 and 1994.......	   AR-16

Consolidated Statements of Earnings for the Years Ended
 December 31, 1995, 1994 and 1993...............................	   AR-17

Consolidated Statements of Stockholders' Equity for the Years
 Ended December 31, 1995, 1994 and 1993.........................	   AR-18

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1995, 1994 and 1993...............................	   AR-19

Notes to Consolidated Financial Statements......................	   AR-20

Selected Consolidated Financial Data............................	   AR-37

Management's Discussion of Supplemental Information on
 Insurance Operations...........................................	   AR-38

Directors.......................................................	   AR-43

Officers........................................................	   AR-45

Stockholder Information.........................................	   AR-46



FINANCIAL HIGHLIGHTS
(Dollars in Thousands, Except Per Share Amounts)


								    1995		1994		    1993


Net premiums written...........................	 $  603,421	   $  589,197	 $  563,416

Earned premiums................................	 $  592,590	   $  572,053	 $  548,560
Net investment income..........................	     71,313	       62,901	     53,068
Premium finance fees...........................	     19,420	       18,497	     16,666
Net realized investment gains..................	        712	       45,612	      7,506
	Total revenues...........................	 $  684,035	   $  699,063	 $  625,800

Earnings before income taxes...................	 $  149,742	   $  171,988	 $  101,646
Income taxes...................................	     39,541	       49,405	     26,330
	Net earnings.............................	 $  110,201	   $  122,583	 $   75,316

Net earnings per common share..................	 $     2.93	   $     3.23	 $     1.98
Weighted average number of common shares
  outstanding..................................	 37,632,236    38,000,000      38,000,000

Total investments..............................	 $1,042,813    $  899,046	 $  859,717
Total assets...................................	  1,554,744     1,377,380	  1,290,013
Total liabilities..............................	  1,005,030	      963,791	    906,665
Total stockholders' equity.....................	    549,714	      413,589	    383,348
Total stockholders' equity per share...........	      14.96	        10.88	      10.09

Certain Statutory Financial Ratios (Unaudited):
  Loss ratio...................................	       62.0%         64.6%	       68.0%
  Underwriting expense ratio...................	       29.0	         27.1	       25.7
	Combined ratio...........................	       91.0%         91.7%	       93.7%

  Net premiums written to policyholders'
    surplus....................................	      137.1%        168.5%	      197.9%

THE COMMERCE GROUP, INC.


												   March 25, 1996

To Our Stockholders:

	In 1995, your Company experienced satisfactory financial results for the 20th consecutive year. From the very first day the funding of The Commerce Insurance Company was accomplished (April 3, 1972), through December 31, 1995, we have achieved underwriting profit of $187.12 million on total written premium of $4.52 billion. This underwriting profit represents 4.1% of total written premium.

	Your Company's common stock became listed on the New York Stock Exchange ("NYSE") on March 31, 1995 under the symbol "CGI". The Company expects that listing on the NYSE will provide broader exposure and visibility in the financial community as it pursues business expansion opportunities beyond Massachusetts. In its continuing effort to pursue these opportunities, your company completed the acquisition of Western Pioneer Insurance Company, located in Pleasanton, California, on August 31, 1995. You'll be interested to know that Western Pioneer is licensed in California and primarily writes personal automobile insurance.

	Your Company has continued to grow and prosper. The Commerce Insurance Company is the largest writer of Massachusetts private passenger automobile insurance, as well as the second largest writer of Massachusetts homeowners insurance. Written premium, earned premium, investment income, total assets, total liabilities, as well as stockholders' equity, are all at new highs. For those of you who are interested in the details, I draw your attention to the pages in this report labeled, "Management's Discussion and Analysis of Financial Condition and Results of Operations". Behind these numbers is an extremely dedicated group of people, including those of Western Pioneer: our Policyholders (represented by over 605,000 policies in force); Agents (720); Employees (1,202); Officers (33); Directors (19); and of course, our Stockholders (over 3,500, not including our Employee Stock Ownership Plan participants who now number 1,406).

	Property-liability insurance remains a good business to be in--and The Commerce Group, Inc. will continue its efforts to be one of the most profitable long-term players. Your Company's management continues to believe that owners' interests are its primary constituency.

	Our sincere thanks to those who have helped in this building process-- especially our Agents, Employees, Officers and Board of Directors.

	Your comments or questions regarding this report, or The Commerce Group, Inc. affairs in general, are solicited as always, at any time.





									  Arthur J. Remillard, Jr.
									  President







Caring in everything we do.

The bar graph on page AR-3 illustrates the Company's annual equity per share value on December 31, over the most recent fifteen year period. The X axis lists the years beginning with 1981 through 1995. The Y axis lists the dollar values starting at $0.00 and increasing in one dollar increments to $16.00. The graph begins with an equity per share value in 1981 of $0.31; it continues with an equity per share value in 1982 of $0.38, 1983 of $0.50, 1984 of $0.67, 1985 of $0.81, 1986 of $0.95, 1987 of $1.40, 1988 of $1.95, 1989 of $2.53,
1990 of $3.36, 1991 of $4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $10.88,
and concluding with an equity per share value in 1995 of $14.96.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Thousands of Dollars Except Per Share Data)

General

	The Company, through The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation"), wholly-owned subsidiaries of Commerce Holdings, Inc. ("CHI") which is a wholly-owned subsidiary of the Company, has been the largest writer of personal property and casualty insurance in Massachusetts in terms of market share of direct premiums written since 1990. In addition, for the first time in its history, the Company wrote insurance outside the State of Massachusetts as the Company completed the acquisition of Western Pioneer Insurance Company ("Western Pioneer"), a personal automobile insurer located in Pleasanton, California, on August 31, 1995. Western Pioneer's results, for the four months ended December 31, 1995, are reflected in this Annual Report.

	During 1995, direct written premiums totalled $626,666, a 0.3% increase over 1994. Direct written premiums in Massachusetts amounted to $619,039 in 1995 while California direct written premiums amounted to $7,627. Of the total direct written premiums, direct personal automobile premiums written during 1995 totalled $514,637, or an increase of 0.5% over 1994, and direct homeowners insurance premiums written totalled $50,256, or an increase of 2.5% over 1994. The Company is also the fourth largest writer of commercial automobile insurance in Massachusetts based on direct premiums written.
During 1995, direct commercial automobile premiums written totalled $45,184, a 2.7% decrease compared to 1994.

	Personal automobile insurance is subject to extensive regulation in Massachusetts. Massachusetts requires that every owner of a registered automobile maintain certain minimum automobile insurance coverages and, with very limited exceptions, automobile insurers operating within the state are required by law to issue a policy to any applicant seeking to obtain such coverages. Marketing and underwriting strategies for companies operating in the state are limited by maximum automobile premium rates and minimum agency commission levels for personal automobile insurance which are mandated by the Massachusetts Commissioner of Insurance ("Commissioner"). In Massachusetts, accident rates, bodily injury claims, and medical care costs are among the highest in the nation. Additionally, traffic density, as defined by vehicle miles divided by highway miles, is among the highest in the nation. As a result, automobile premium rates in Massachusetts are also among the highest in the nation.

	During the three-year period from 1993 to 1995, Massachusetts personal automobile insurance premium rates decreased an average of 1.1% per year. The Commissioner approved an average 4.5% decrease in personal automobile premiums for 1996, the second decrease in two years, as 1995 average rates were cut by 6.1%. According to the Commissioner's office, the current rate decrease was the result of a continuing effort to reduce drunken driving; hospital cost increases having been brought under control by "managed care"; and a reduction in automobile insurance fraud through the industry-funded Insurance Fraud Bureau.

	The Company's performance in its personal and commercial automobile insurance lines is integrally tied to its participation in the Commonwealth Automobile Reinsurers ("C.A.R."). All companies writing automobile insurance in Massachusetts share in the underwriting results of C.A.R. business for their respective product line or lines. Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both its personal and commercial automobile pools. A company's proportionate share of the C.A.R. personal or commercial deficit (its participation ratio) is based upon its market share of the automobile risks for the particular pool, adjusted by a utilization formula such that, in general, its participation ratio is disproportionately and adversely affected if its relative use of C.A.R. exceeds that of the industry, and favorably affected if its relative use of C.A.R. is less than that of the industry. Automobile insurers attempt to develop and implement underwriting strategies that will minimize their relative share of the C.A.R. deficit while maintaining acceptable loss ratios on risks not insured through C.A.R.

	Significant changes in the utilization of the C.A.R. private passenger pooling mechanism are not expected for 1996, as the various C.A.R. participation formula changes have been fully implemented since 1993, and the marketplace is expected to make minor yearly adjustments to find the optimum balance between voluntary and ceded writings.

	Starting in 1991, and concluding in 1995, reforms were implemented into the C.A.R. commercial automobile pooling mechanism. The primary change was the gradual phase-in of a C.A.R. commercial utilization-based participation formula, so as to reduce the percentage of commercial business being ceded to C.A.R. The percentage of commercial premiums ceded to C.A.R. by the industry has decreased (from 56% in 1990 to approximately 37% in 1995, as estimated by the Company). This also resulted in significant decreases in the percentage of commercial automobile business ceded to C.A.R. by the Company, from 68% in 1990 to approximately 35% in 1995. Continued industry-wide gradual decreases in the percentage of ceded commercial premiums are expected for 1996, as companies look to increase their voluntary retention levels.

	Another of the recent changes implemented by C.A.R. impacted the definition of commercial business, and the size of the commercial market. In 1994, C.A.R. recategorized private passenger motorcycles and miscellaneous class vehicles as personal automobile business. They had previously been classified as commercial automobile business. This transfer affected approximately $30 million of business industry-wide, resulting in a decrease in the commercial writings of all companies and an offsetting increase in the personal writings of all companies. The impact on the Company in 1994 was to shift approximately $5.6 million from commercial automobile to personal automobile. The Company intends to continue to respond to the incentives and disincentives provided by C.A.R. rules, by further adjusting the percentage of personal and commercial business ceded to C.A.R. in 1996.

	The Company introduced a commercial automobile program through Citation in 1993, to provide a separate rating tier for preferred commercial automobile business. Approximately 17% of the commercial automobile premium produced by its voluntary agents in 1995 was written by Citation. The Company expects that this secondary rating tier will continue to assist the Company in retaining its better commercial automobile accounts, while also further increasing the percentage of commercial automobile business that can be retained voluntarily by the Company in 1996 and beyond.

	During 1995, the Company continued to actively pursue Group Marketing programs. The primary purpose of group marketing programs is to provide participating groups with a convenient means of purchasing automobile insurance through associations and employee groups. Billing is through either payroll deduction or direct billing. Emphasis is placed on writing larger groups, although accounts with as few as 25 participants are considered. Groups of 100 or more participants could be eligible for a rate deviation. In general, the Company looks for groups with mature/stable membership, favorable driving records, and below average turnover ratios. The sponsoring entities must be in sound financial condition and have stable employment or membership. Participants who leave the sponsoring group during the term of the policy are allowed to maintain the policy until expiration. At expiration, a regular Commerce policy may be issued at the insured's option.

	During the latter part of 1995, Commerce, the Company's primary property and casualty insurance subsidiary, signed group marketing agreements with the five American Automobile Association Clubs of Massachusetts ("AAA Clubs") offering a 10% discount on automobile insurance to the clubs' members. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public, and the Company expects to significantly increase its Massachusetts private passenger automobile insurance writings in 1996 as a result of this program.

	Underwriting profit margins are reflected by the extent to which the combined ratio is less than 100%. This ratio is considered the best simple index of current underwriting performance of an insurer. During the five year period ended December 31, 1995 (1995 Industry Data is estimated by A.M. Best), the property and casualty industry's combined ratio (as reported by A.M.
Best), after payment of dividends to policyholders, has ranged from a low of 106.9% in 1993 to a high of 115.8% in 1992 (including the impact of Hurricane Andrew) on a statutory accounting principles basis. During this same period of time, the Company's combined ratio has consistently remained below the industry average, ranging from as low as 91.0% in 1995 to a high of 94.3% in 1992. On an average basis, the Company's combined ratio was 92.5% for the five year period ended December 31, 1995 compared to an industry average of 109.4%. Data for the property and casualty insurance industry generally may not be directly comparable to Company data. This is due to the fact that the Company conducts its business primarily in Massachusetts and may not write all the same lines or concentrations of business as the property and casualty industry as a whole.

	The Company's total revenues were supplemented in fiscal 1995, 1994 and 1993 by net investment income of $71,313, $62,901 and $53,068, respectively. Additionally, the Company had realized investment gains in 1995, 1994 and 1993 of $712, $45,612 and $7,506, respectively.

Regulatory Matters

	Automobile insurance reform continues to be debated in the Massachusetts Legislature. New regulations and legislation are often proposed with the goal of reducing the need for premium increases. It is not possible to predict the outcome of any such legislative activity or the potential effects thereof on the Company.

	According to the Commissioner, a significant factor in reducing the 1996 personal automobile insurance premium rate by an average of 4.5% was a result of insurers paying out less claims due to fewer traffic accidents. This reduction can be attributed to the cooperative effort between insurers, agents and Massachusetts drivers in communicating the importance of observing traffic laws, adhering to the state mandated seat belt law and detecting fraud.

	In 1995, the Company received approval to offer 10 percent group discounts to members of the AAA Clubs as previously described. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public, and the Company expects to significantly increase its Massachusetts private passenger automobile insurance writings in 1996 as a result of this program.

	Also in 1995, the Company received state regulatory approval to eliminate interest based premium finance fees on new and renewal personal automobile insurance policies with effective dates on or after January 1, 1996. As a result, premium finance fees as a source of the Company's revenues will be reduced in 1996.

	In January, 1996, the Company was granted approval to offer their customers safe driver deviations of 10 percent to drivers with Safe Driver Insurance Plan ("SDIP") classifications of either Step 9 or 10. These are the two best driver SDIP classifications in Massachusetts, representing drivers with no accidents and not more than one minor violation in the last six years. For drivers that qualify, both group automobile discounts and SDIP deviations can be combined for up to a 19% reduction from the state mandated rates.

	Although the U.S. federal government does not directly regulate the insurance industry, federal initiatives often have an impact on the business. Congress and certain federal agencies are investigating the current condition of the insurance industry (encompassing both life and health and property and casualty insurance) in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress is continuing to conduct a variety of hearings relating, in general, to the solvency of insurers and federal legislation has been proposed from time to time on this and other subjects. The Company is unable to predict whether or in what form initiatives will be implemented and what the possible effects on the Company would be.

	Congressional initiatives directed at repeal of the McCarran-Ferguson Act (which exempts the "business of insurance" from certain federal laws, including antitrust laws, to the extent it is subject to state regulation) and judicial decisions narrowing the definition of "business of insurance" for McCarran-Ferguson Act purposes may limit the ability of insurance and reinsurance companies in general to share information with respect to rate-setting, underwriting and claims management practices. It is not possible to predict the outcome of any such congressional activity or the potential effects thereof on the Company.

	Beginning in 1994 and continuing through 1995, there was increased debate in the U.S. Congress regarding reforms to the Superfund law, the federal mechanism designed to clean-up toxic waste sites, as well as the nation's environmental and pollution policy in general. Management believes the outcome of the Superfund debate will not significantly affect the Company.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

	Direct premiums written during 1995 increased $1,643, or 0.3% to $626,666 as compared to 1994. The increase was primarily attributable to a $2,612, or 0.5% increase in direct premiums written for personal automobile insurance to $514,637. This increase resulted from direct premiums written of $7,592, for the four months ended December 31, 1995 from Western Pioneer, offset by a decrease in personal automobile direct written premiums by Commerce of $4,980, or 1.0%, compared to 1994. This decrease resulted primarily from a 3.6% decrease in the average personal automobile premium per exposure (each vehicle insured). This was a direct result of the impact on Commerce's business of the 6.1% overall average rate decrease in the Massachusetts insurance industry's 1995 personal automobile premiums approved by the Commissioner. This was partially offset by a 2.6% increase in the number of personal automobile exposures written. Direct premiums written for commercial automobile insurance decreased by $1,251, or 2.7% due primarily to a 4.9% decrease in the number of policies written, partially offset by a 2.2% increase in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance [excluding Massachusetts Property Insurance Underwriting Association ("Massachusetts Fair Plan")] increased by $1,021, or 2.2% due primarily to a 4.6% increase in the average premium per homeowners policy, partially offset by a 2.4% decrease in the number of policies written.

	Net premiums written during 1995 increased $14,224, or 2.4% as compared to 1994. The increase in net premiums written was due to the growth in direct premiums written as described above, as well as to the effects of reinsurance. Written premiums assumed from C.A.R. decreased $1,536, or 1.6% and written premiums ceded to C.A.R. decreased $17,769, or 17.7% as compared to 1994, as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance. Premiums ceded to reinsurers other than C.A.R. increased $3,652, or 12.6% as compared to 1994.

	Earned premiums increased $20,537, or 3.6% during 1995 as compared to 1994. Motor vehicle premiums earned increased $17,959, or 3.4% compared to 1994 including earned premiums assumed from C.A.R. which increased $12,777, or 16.4%. Earned premiums also increased $2,578, or 6.3% on all other business.

	Net investment income increased $8,412, or 13.4%, compared to 1994, principally as a result of an increase in average invested assets (at cost) of 12.0% when compared to the year ended 1994. Net investment income as a percentage of total average investments was 7.2% in 1995 compared to 7.0% in 1994.

	Premium finance fees increased $923, or 5.0%, to $19,420 in 1995 compared to the same period in 1994. The increase was primarily attributable to the net effect of the increase in policies on direct bill and changes in the direct bill payment program, offset by decreases in direct premiums written and premium finance fees refunded due to the personal automobile rate decrease.

	Gross realized gains and losses on fixed maturity investments amounted to $2,389 and $1,912, respectively, for the year ended December 31, 1995 compared to gross realized gains and losses on fixed maturity investments of $9,696 and $2,310, respectively, for the year ended December 31, 1994. Gross realized gains and losses on equity security investments amounted to $984 and $579, respectively, for the year ended December 31, 1995 compared to gross realized gains and losses on equity security investments of $36,845 and $73, respectively, for the year ended December 31, 1994. Net realized investment gains totalled $712 during 1995 as compared to $45,612 for the same period in 1994. The realized gains in 1995 were primarily the result of sales of municipal bonds and preferred stocks, offset by realized losses on sales of GNMA's and common stocks. Included in the net realized gains for 1994 was $34,287 realized on the sale of common stock in three New England area bank holding companies. These bank holding companies were acquired by other banks in 1994. Also included were realized losses on mortgage activity of $215 in 1995 compared to $1,203 in 1994.

	Gross unrealized gains and losses on fixed maturity investments totalled $18,626 and $4,657, respectively, at December 31, 1995 compared to gross unrealized gains and losses on fixed maturity investments of $1,233 and $57,599, respectively, at December 31, 1994. The unrealized gain on fixed maturities was the result of a decline in interest rates during 1995 favorably impacting market values. Gross unrealized gains and losses on equity security investments totaled $13,430 and $2,008, respectively, at December 31, 1995 compared to gross unrealized gains and losses on equity investments of $2,287 and $11,174, respectively, at December 31, 1994. The increase in unrealized gain on equity investments was primarily due to the performance of the stock market coupled with declining interest rates during 1995 favorably impacting the market values of common stocks.

	Losses and loss adjustment expenses ("LAE") incurred as a percentage of insurance premiums earned ("loss ratio") was 62.0% in 1995 compared to 64.6% in 1994. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile increased to 56.6% compared to 54.3% in 1994. This increase was primarily due to adverse loss experience on personal automobile business assumed from C.A.R., partially offset by improved loss experience in the liability component of the personal automobile book of business. The commercial automobile pure loss ratio decreased to 57.4% compared to 58.4% in 1994. This decrease was primarily due to improved loss experience on commercial automobile business assumed from C.A.R. For homeowners, the pure loss ratio decreased to 49.6% compared to 91.8% in 1994. This decrease was due primarily to the relatively mild weather during 1995, compared to the adverse weather experienced during 1994, especially during the first quarter of 1994.

	Policy acquisition costs increased by 5.9% in 1995, compared to 1994. This increase was due to an increase in the accrual for agents profit sharing compensation as a result of the impact of the mild weather during 1995 on the Company's loss ratio. Agent's profit sharing compensation is based in part on the underwriting profits of agency business written by the Company. In addition, the Commissioner approved an increase in the 1995 commission rate for personal automobile to 15.3% compared to 13.5% in 1994, which also had the effect of increasing policy acquisition costs.

	The Company's effective tax rate was 26.4% and 28.7% for the years ended December 31, 1995 and 1994, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income. The lower 1995 effective tax rate was due to the higher amount of tax-exempt interest income coupled with lower capital gains in 1995 versus
1994.

	While net earnings decreased $12,382, during 1995 as compared to 1994, net earnings exclusive of the after tax impact of net realized investment gains increased $16,803. These changes were the result of the factors previously mentioned.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

	Direct premiums written during 1994 increased $23,734, or 4.0% to $625,023 as compared to 1993. The increase was primarily attributable to a $26,057, or 5.4% increase in direct premiums written for personal automobile insurance to $512,025. This increase in personal automobile direct premiums written resulted from a 1.8% increase in the average personal automobile premium exposure (each vehicle insured). In addition, the number of personal automobile exposures written increased by 2.4%. The shifting of motorcycle premiums from the commercial automobile to the personal automobile category resulted in an increase of 1.2% in personal automobile premiums written in 1994. Direct premiums written for commercial automobile insurance decreased by $4,960, or 9.7% which was primarily attributable to the re-categorization by C.A.R. of private passenger motorcycles and miscellaneous vehicles from commercial automobile business to private passenger automobile business, as mentioned earlier. Direct premiums written for homeowners insurance (excluding Massachusetts Fair Plan)increased by $2,385, or 5.3% due primarily to a 5.9% increase in the average premium per policy.

	Net premiums written during 1994 increased $25,781, or 4.6% as compared to 1993. The increase in net premiums written was primarily due to the growth in direct premiums written as described above. Written premiums assumed from C.A.R. increased $27,451, or 41.4%, resulting from increases in overall industry cessions to C.A.R. over the prior year. The Company's C.A.R. cession strategy resulted in an increase of $25,090, or 33.3% in written premium ceded to C.A.R., as compared to the same period last year. Premiums ceded to reinsurers other than C.A.R. increased $323, or 1.1% as compared to 1993.

	Earned premiums increased $23,493, or 4.3%, during 1994 as compared to 1993. Motor vehicle premiums earned increased $35,200, or 7.1% which was offset by decreases in all other lines of business of $11,707, or 22.3%, primarily due to earned premiums ceded to reinsurers other than C.A.R.

	Net investment income increased $9,833, or 18.5%, compared to 1993, principally as a result of the following investment portfolio changes (at cost) since December 31, 1993: a 28.8% increase in fixed maturities; principally consisting of an increase over 1993 of $129,718, or 30.8%, in tax-exempt bonds; an increase of $49,644, or 24.7% in GNMA's offset by a decrease of $1,004, or 1.0% in equity securities. Net investment income as a percentage of total average investments was 7.0% in 1994 compared to 7.2% in 1993.

	Premium finance fees increased $1,831, or 11.0% to $18,497 in 1994 compared to the same period in 1993. The increase was primarily attributable to the increase in direct premiums written, a shifting of premiums receivable from agency bill to direct bill and changes in the direct bill payment program.

	Gross realized gains and losses on fixed maturity investments amounted to $9,696 and $2,310, respectively, for the year ended December 31, 1994 compared to gross realized gains and losses on fixed maturity investments of $7,214 and $2,166, respectively, for the year ended December 31, 1993. Gross realized gains and losses on equity security investments amounted to $36,845 and $73, respectively, for the year ended December 31, 1994 compared to gross realized gains and losses on equity security investments of $3,796 and $18, respectively, for the year ended December 31, 1993. Net realized investment gains totalled $45,612 during 1994 as compared to $7,506 for the same period in 1993. The realized gains in 1994 were primarily the result of sales of common stocks and tax-exempt bonds, offset by realized losses on GNMA's. Included in the net realized gains was $34,287 realized on the sale of common stock in three New England area bank holding companies. These bank holding companies were acquired by other banks in 1994. Also included were realized losses on mortgage activity of $1,203 in 1994 compared to $2,538 in 1993.

	Gross unrealized gains and losses on fixed maturity investments totalled $1,233 and $57,599, respectively, at December 31, 1994 compared to gross unrealized gains and losses on fixed maturity investments of $29,685 and $2,208, respectively, at December 31, 1993. The unrealized loss on fixed maturities was the result of increases in interest rates during 1994 adversely impacting market values. Gross unrealized gains and losses on equity security investments totalled $2,287 and $11,174, respectively, at December 31, 1994 compared to gross unrealized gains and losses on equity investments of $41,613 and $813, respectively, at December 31, 1993. The unrealized loss on equity investments was the result of increases in interest rates during 1994 adversely impacting the market values of preferred stocks.

	Losses and loss adjustment expenses incurred as a percentage of insurance premiums earned was 64.6% in 1994 compared to 68.0% in 1993. The Pure Loss Ratio on personal automobile decreased to 54.3% compared to 59.2% in 1993. This decrease was primarily due to improved loss experience in the liability component of the personal automobile book of business. The commercial automobile pure loss ratio decreased to 58.4% compared to 63.6% in 1993. This decrease was primarily due to better loss experience on business assumed from C.A.R. For homeowners, the pure loss ratio increased to 95.4% compared to 68.9% in 1993. This increase is due to adverse weather, especially during the first quarter of 1994.

	Policy acquisition costs increased by 4.8% in 1994, compared to 1993. This increase is primarily attributable to the growth in direct premiums written. As a percentage of net premiums written, underwriting expenses (on a statutory basis) were 27.1% in 1994, compared to 25.7% in 1993.

	The Company's effective tax rate was 28.7% and 25.9% for the years ended December 31, 1994 and 1993, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income. The increase in the 1994 effective tax rate was due to the tax impact of net realized gains.

	Net earnings increased $47,267, or 62.8% compared to 1993, as a result of the factors previously discussed.

Liquidity and Capital Resources

	The focus of the discussion of liquidity and capital resources is on the Consolidated Balance Sheets on page AR-16 and the Consolidated Statements of Cash Flows on page AR-19. Stockholders' equity increased by $136,125, or 32.9%, in 1995 as compared to 1994. Growth stemmed from $110,201 in net earnings combined with the change in net unrealized gains, net of income taxes, on fixed maturities and equity securities of $58,918, partially offset by dividends paid to stockholders of $8,635 and Treasury Stock purchased of $24,359. Total assets at December 31, 1995 increased by $177,364, or 12.9%, to $1,554,744 as compared to total assets of $1,377,380 at December 31, 1994. The increase in total assets was primarily due to cash provided by operations and the increase in unrealized gains resulting from the increased market value of the investment portfolio. The majority of this growth was reflected in an increase of $143,767 or 16.0% in invested assets, and $24,714, or 24.1% in premiums receivable.

	The Company's fixed maturity portfolio is comprised of GNMA's (27.2%) and municipal bonds (72.8%). Of the Company's bonds, 100.0% are rated in either of the two highest quality categories provided by the National Association of Insurance Commissioners.

	Mortgage loans on real estate, originated by the Company's subsidiary Bay Finance Company, Inc. ("Bay Finance"), increased $16,752, or 29.4% during 1995 compared to a decrease of $4,568, or 7.4% in 1994. The increase in mortgage loans held in 1995 was primarily attributable to an improved market, lower interest rates, and a greater consumer demand for mortgage loans. In addition, the Company chose to invest in additional loans for its portfolio. These loans are being serviced by the Company and may be sold to secondary market investors at a later date should favorable market conditions exist.

	In October, 1995, the Company announced that, in order to focus resources more directly on the Company's main line of business, private passenger automobile insurance, the operations of Bay Finance would be substantially reduced. Effective January 1, 1996, Bay Finance is no longer actively orginating mortgage loans as it previously did through the use of outside originators and extensive regional marketing. As a result, Bay Finance's staffing levels have been reduced by approximately 70% with the remaining employees focusing on servicing the Company's existing mortgage portfolio. Bay Finance has retained its lending licenses and will continue to make a small number of various types of mortgage loans.

	The Company's liabilities totalled $1,005,030 at December 31, 1995 as compared to $963,791 at December 31, 1994. The $41,239, or 4.3%, increase was comprised primarily of a $26,418, or 4.5%, increase in losses and loss adjustment expense reserves and an increase of $15,735, or 5.0%, in unearned premiums, offset by a decrease of $914, or 1.6% in all other liabilities. The primary reason for the changes in these liabilities during 1995 was the increased level of personal automobile insurance business written by the Company and assumed from C.A.R, as well as the acquisition of Western Pioneer.

	The primary sources of the Company's liquidity are funds generated from insurance premiums, premium finance fees, net investment income and maturing of investments as reflected in the Consolidated Statements of Cash Flows on page AR-19.

	The Company's operating activities provided cash of $135,335 in 1995 as compared to $137,592 in 1994. These cash flows were primarily impacted by the fact that net premiums written increased only 2.4% in 1995 as compared to a 1994 increase of 4.6%, losses and LAE incurred decreased 0.6% in 1995 as compared to 1.3% in 1994 and policy acquisition costs increased 5.9% in 1995 as compared to 4.5% in 1994. The cash flows used in investing activities were primarily the result of purchases of fixed maturities and equity securities. Investing and financing activities were funded by the cash provided by operating activities.

	Cash flows used in financing activities totalled $32,994 in 1995 compared to $5,700 in 1994. The increase was primarily attributable to Treasury Stock purchases of $24,359.

	The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims without the forced sale of investments. The carrying value (at market) of total investments at December 31, 1995 was $1,042,813. At December 31, 1995, the Company held cash and cash equivalents of $52,718. These funds provide sufficient liquidity for the payment of claims and other short-term cash needs. The Company relies upon dividends from its subsidiaries for its cash requirements. Every
Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders must file a report with the Commissioner.
An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included.
No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1995, 1994 and 1993.

	Periodically, sales have been made from the Company's fixed maturity investment portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	In an effort to enhance future growth potential, the Company continues to monitor acquisition opportunities with regard to smaller automobile insurance companies that are in need of capital, have established management in place and present significant growth opportunities in their market areas. On August 31, 1995, the Company completed the acquisition of Western Pioneer Insurance Company, a personal automobile insurer, located in Pleasanton, California.

	The Company's long term growth objective is to expand its writings outside Massachusetts. To achieve this objective, the Company has strategically targeted several states contiguous to Massachusetts and is currently pursuing licenses in the states of New Hampshire and Rhode Island. In March 1996, the Company was notified that its application for a license in the state of Connecticut was approved.

	Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net written premiums to statutory policyholders' surplus should not exceed 3.00 to 1.00. The Company's statutory premiums to surplus ratio was 1.37 to 1.00 and 1.69 to 1.00 for the years ended December 31, 1995 and 1994, respectively.

Recent Accounting Developments

	During 1995, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties", which the Company adopted. This statement is effective for fiscal years ending after December 15, 1995 and requires all non-governmental entities preparing financial statements in accordance with generally accepted accounting principles ("GAAP") to include financial statement disclosures describing the nature of the entity operations, the use of estimates in the financial statements, certain significant estimates, and vulnerability due to certain concentrations. The adoption of this statement did not have a material impact on the Consolidated Financial Statements.

	The financial instruments that potentially subject the Company to credit risk consist primarily of premium receivables, investments, and mortgage loans on real estate. Concentrations of credit risk with respect to premiums receivable result from the fact that the Company's policyholders are concentrated primarily in one geographic area, as the Company, the largest writer of personal automobile insurance in the state of Massachusetts, writes primarily in Massachusetts. The Company's strategy is to expand its customer base to other geographic areas beyond Massachusetts.

	All investment transactions have credit exposure to the extent that a counterparty may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. To manage credit risk, the Company focuses on higher quality fixed-income securities, reviews the credit strength of all companies which it invests in, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

	The Company has mortgage loans on real estate primarily in the state of Massachusetts. The Company controls credit risk through credit approvals, credit limits and monoriting procedures. The Company performs in-depth credit evaluations on all new customers. Bad debt expenses have not been material in recent years.

	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	During 1994 the Financial Accounting Standards Board issued SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This statement requires companies to disclose certain qualitative and quantitative information for which derivative financial instruments are held or issued. During 1995 and 1994 the Company neither held or issued such investments; therefore, the adoption of this statement did not have a material impact on the Consolidated Financial Statements.

Effects of Inflation and Recession

	The Company generally is unable to recover the costs of inflation in its personal automobile insurance line since the premiums it charges are subject to state regulation. The premium rates charged by the Company for personal automobile insurance are adjusted by the Commissioner only at annual intervals. Such annual adjustments in premium rates may lag behind related cost increases. Economic recessions will also have an impact upon the Company, primarily through the policyholder's election to decrease non-compulsory coverages afforded by the policy and decreased driving, each of which tends to decrease claims.

	To the extent inflation and economic recession influence yields on investments, the Company is also affected. As each of these environments affect current market rates of return, previously committed investments may rise or decline in value depending on the type and maturity of investment.

	Inflation and recession must also be considered by the Company in the creation and review of loss and LAE reserves since portions of these reserves are expected to be paid over extended periods of time. The anticipated effect of economic conditions is implicitly considered when estimating liabilities for losses and LAE. The importance of continually adjusting reserves is even more pronounced in periods of changing economic circumstances.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

	On March 31, 1995, the Company's common stock began trading on the NYSE under the symbol "CGI". Previously, the Company's common stock was traded on NASDAQ under the symbol "COMG". The high, low and close prices for shares of the Company's common stock for 1995 and 1994 were as follows:

					               1995            	         1994
					       High     Low     Close		 High     Low     Close
	First Quarter...........	$17     $14-3/4  $16-3/4 	$22-3/4 $13-1/4  $13-1/4
	Second Quarter..........	 17-7/8  16-1/4   17-7/8 	 17      13-1/4   17
	Third Quarter...........	 19-7/8  16-3/4   19-5/8 	 18-1/4  15-3/4   16-1/2
	Fourth Quarter..........	 21-7/8  19-1/2   20-5/8 	 17-1/4  14-1/2   16-11/16

	As of March 1, 1996, there were 1,414 stockholders of record of the Company's Common Stock, not including stock held in "Street Name" or held in accounts for participants of the Company's Employee Stock Ownership Plan ("E.S.O.P.").

	For each of the last three quarters of 1994 and the first quarter of 1995, the Board of Directors of the Company voted to declare a dividend of $.05 per share. The dividend declared on May 20, 1994, was the first stockholder cash dividend in the Company's history. On May 19, 1995, the Board of Directors of the Company, voted to increase the quarterly stockholder dividend by 20% to $.06 per share, and announced the approval of a stock buyback program of up to three million shares. Through December 31, 1995, the Company had purchased 1,263,433 shares of Treasury Stock under this program.

REPORT OF MANAGEMENT

	The management of the Company is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles determined by management to be appropriate in the circumstances and include amounts based on management's informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, an internal audit department, independent accountants and the Board of Directors through its audit committee.

	The Company maintains a system of internal accounting controls designed to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly. The system of internal accounting controls is supported by the selection and training of qualified personnel combined with the appropriate division of responsibilities.

	Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management encourages open communication within the Company and requires the confidential treatment of proprietary information and compliance with all domestic laws, including those relating to financial disclosure.

	The 1995 consolidated financial statements were audited by the Company's independent accountants, Coopers & Lybrand L.L.P., in accordance with generally accepted auditing standards. Management has made available to Coopers & Lybrand L.L.P., all the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Coopers & Lybrand L.L.P., during its audit were valid and appropriate.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of The Commerce Group, Inc.

	We have audited the accompanying consolidated balance sheets of The Commerce Group, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Commerce Group, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



										COOPERS & LYBRAND
L.L.P.




Boston, Massachusetts
January 25, 1996

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31,
(Thousands of Dollars Except Per Share Data)

												  1995	  1994
ASSETS
Investments (notes A2, A3 and B)
  Fixed maturities, at market (cost: $801,308 in 1995 and $801,376 in 1994).......................................................... $  815,277  $  745,010
  Equity securities, at market (cost: $140,157 in 1995 and $104,117
   in 1994)..........................................................    151,579      95,230
  Mortgage loans on real estate (less allowance for possible loan
   losses of $2,660 in 1995 and $2,824 in 1994)......................     73,783      57,031
  Collateral notes receivable (less allowances of $513 in 1995
   and $500 in 1994).................................................      1,826       1,559
  Investments in real estate.........................................        348         216
      Total investments..............................................  1,042,813     899,046

Cash and cash equivalents (note A4)..................................     52,718       5,485
Accrued investment income............................................     14,633      13,440
Premiums receivable (less allowance for doubtful receivables of
 $1,103 in 1995 and $1,120 in 1994)..................................    127,243     102,529
Deferred policy acquisition costs (notes A5 and C)...................     61,546      56,769
Property and equipment, net of accumulated depreciation
(notes A6 and D).....................................................     30,981      30,610
Residual market receivable (note F)..................................    200,124     214,818
Due from reinsurers (note F).........................................     21,897      16,892
Deferred income taxes (notes A10 and G)..............................      1,415      37,791
Goodwill (note A7)...................................................      1,374         -
      Total assets................................................... $1,554,744  $1,377,380

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Losses and loss adjustment expenses (notes A8, E and F)............ $  618,791  $  592,373
  Unearned premiums (note A9)........................................    330,454     314,719
  Current income taxes (notes A10 and G).............................      1,180       9,817
  Deferred income (notes A11 and F)..................................      8,954      10,451
  Contingent commissions accrued.....................................     32,550      24,450
  Other liabilities and accrued expenses.............................     13,101      11,981
      Total liabilities..............................................  1,005,030     963,791

Stockholders' Equity (notes B, J, K and L)
  Preferred stock, authorized 5,000,000 shares at $1.00 par value;
   none issued in 1995 and 1994......................................        -           -
  Common stock, authorized 100,000,000 shares at $.50 par value;
   issued and outstanding 38,000,000 shares in 1995 and 1994.........     19,000      19,000
  Paid-in capital....................................................     29,621      29,621
  Net unrealized gains (losses) on fixed maturities and equity securities, net of income taxes (benefits) of $8,887 in 1995
   and ($22,839) in 1994.............................................     16,504     (42,414)
  Retained earnings..................................................    508,948     407,382
                                                                         574,073     413,589
  Treasury Stock, 1,263,433 shares in 1995 and 0 shares in 1994, at
   cost (note A13)...................................................    (24,359)        -

      Total stockholders' equity.....................................    549,714     413,589

      Total liabilities and stockholders' equity..................... $1,554,744  $1,377,380

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31,
(Thousands of Dollars Except Per Share Data)

										 1995		 1994		 1993
Revenues
  Earned premiums (notes A9 and F).....................  $  592,590  $  572,053  $  548,560
  Net investment income (note B).......................      71,313	 62,901	 53,068
  Premium finance fees.................................      19,420	 18,497	 16,666
  Net realized investment gains (note B)...............         712      45,612       7,506
       Total revenues..................................     684,035     699,063     625,800

Expenses
  Losses and loss adjustment expenses
   (notes A8, E and F).................................     367,552     369,660     373,959
  Policy acquisition costs (notes A5 and C)............     166,741     157,415     150,195
       Total expenses..................................     534,293     527,075     524,154

       Earnings before income taxes....................     149,742     171,988     101,646

Income taxes (notes A10 and G).........................      39,541      49,405      26,330

       NET EARNINGS....................................  $  110,201  $  122,583  $   75,316

       NET EARNINGS PER COMMON SHARE (primary and
        fully diluted) (note A12)......................  $     2.93  $     3.23  $     1.98

       WEIGHTED AVERAGE NUMBER OF COMMON
        SHARES OUTSTANDING.............................  37,632,236  38,000,000  38,000,000





























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31,
(Thousands of Dollars)

					                       Net
					 Common   Paid-in   Unrealized   Retained   Treasury
					 Stock    Capital  Gains/Losses  Earnings     Stock     Total
Balance December 31, 1992....	$19,000   $29,621   $ 18,129     $215,183	  $     0	$281,933

 Net earnings................						     75,316 		  75,316
 Change in unrealized gains,
  net of taxes...............	                      26,099                            26,099

Balance December 31, 1993....	 19,000    29,621     44,228      290,499	        0	 383,348

 Net earnings................						    122,583			 122,583
 Change in unrealized gains
  (losses), net of taxes.....	                     (86,642)                          (86,642)
 Stockholder dividends.......	                                   (5,700)              (5,700)

Balance December 31, 1994....	 19,000    29,621    (42,414)     407,382	        0 	 413,589

 Net earnings................						    110,201			 110,201
 Change in unrealized gains
  (losses) net of taxes......				    58,918					  58,918
 Stockholder dividends                                           (8,635)              (8,635)
 Treasury stock purchased....	                                            (24,359)   (24,359)

Balance December 31, 1995....	$19,000   $29,621   $ 16,504     $508,948  $(24,359)	$549,714


























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Thousands of Dollars)

										    1995	   1994	   1993


Cash flows from operating activities:
  Net earnings.............................................. $ 110,201  $ 122,583  $  75,316
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Premiums receivable.....................................   (24,714)    (7,267)   (26,538)
    Deferred policy acquisition costs.......................    (4,777)    (6,676)     5,349
    Residual market receivable..............................    14,694      5,494     54,114
    Due to/from reinsurers..................................    (5,005)    (4,024)   (10,739)
    Losses and loss adjustment expenses.....................    26,418     24,576     71,997
    Unearned premiums.......................................    15,735     31,193     18,959
    Current income taxes....................................    (8,637)     6,256     (5,761)
    Deferred income taxes...................................     4,651     (4,878)    10,440
    Deferred income.........................................    (1,497)     3,100     (1,033)
    Contingent commissions..................................     8,100      2,724      3,348
    Other liabilities and accrued expenses..................      (254)     3,150     (7,566)
    Net realized investment gains...........................      (712)   (45,612)    (7,506)
    Other-net...............................................     1,132      6,973     (7,745)
      Net cash provided by operating activities.............   135,335    137,592    172,635

Cash flows from investing activities:
  Proceeds from maturity of fixed maturities................    28,479     55,671     65,673
  Proceeds from sale of fixed maturities....................    72,287    123,127     89,936
  Purchase of fixed maturities..............................  (100,689)  (351,260)  (268,838)
  Purchase of equity securities.............................   (50,418)   (26,155)   (85,092)
  Proceeds from sale of equity securities...................    14,784     59,722     11,165
  Payments received on mortgage loans on real estate........     9,433      8,140     12,545
  Mortgage loans on real estate originated..................   (27,927)   (16,366)   (36,236)
  Mortgages sold to investors in the secondary market.......     2,287     10,725     27,791
  Payments received on collateral notes receivable..........       459        384        189
  Collateral notes receivable originated....................      (740)      (196)      (381)
  Purchase and construction of real estate development
   assets...................................................       -          -         (108)
  Proceeds from sale of real estate development assets......       -          -          278
  Proceeds from sale of real estate acquired by
   foreclosures.............................................       318      2,120        653
  Purchase of property and equipment........................    (3,664)    (5,786)    (1,872)
  Proceeds from sale of property and equipment..............       283        250         66
      Net cash used in investing activities.................   (55,108)  (139,624)  (184,231)

Cash flows from financing activities:
  Dividends paid to stockholders............................    (8,635)    (5,700)       -
  Purchase of treasury stock................................   (24,359)       -          -
      Net cash used in financing activities.................   (32,994)    (5,700)       -

Increase (decrease) in cash and cash equivalents............    47,233     (7,732)   (11,596)
Cash and cash equivalents at beginning of year..............     5,485     13,217     24,813
Cash and cash equivalents at end of year.................... $  52,718  $   5,485  $  13,217



The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies

1. Basis of Presentation

	The consolidated financial statements of The Commerce Group, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP").

	The consolidated financial statements include The Commerce Group, Inc., and its wholly-owned subsidiaries, Bay Finance Company, Inc., Clark-Prout Insurance Agency, Inc. and Commerce Holdings, Inc. ("CHI"). The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation") are wholly-owned subsidiaries of Commerce Holdings, Inc. Western Pioneer
Insurance Company ("Western Pioneer") is a wholly-owned subsidiary of The Commerce Insurance Company. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year account balances have been reclassified to conform to 1995 presentation.

	The insurance subsidiaries, Commerce, Citation and Western Pioneer prepare statutory financial statements in accordance with accounting practices prescribed by the National Association of Insurance Commissioners ("NAIC"), the Commonwealth of Massachusetts, and the State of California.

	The financial instruments that potentially subject the Company to credit risk consist primarily of premium receivables, investments, and mortgage loans on real estate. Concentrations of credit risk with respect to premiums receivable result from the fact that the Company's policyholders are concentrated primarily in one geographic area, as the Company, the largest writer of personal automobile insurance in the state of Massachusetts, writes primarily in Massachusetts. The Company's strategy is to expand its customer base to other geographic areas beyond Massachusetts.

	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments

	All investment transactions have credit exposure to the extent that a counterparty may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. To manage credit risk, the Company focuses on higher quality fixed-income securities, reviews the credit strength of all companies which it invests in, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

	Investments in fixed maturities, which include bonds and redeemable preferred stocks, and investments in equity securities, which include common and non-redeemable preferred stocks, are carried at fair market value. Unrealized investment gains and losses on equity securities and fixed maturities, to the extent that there is no permanent impairment of value, are credited or charged directly to stockholders' equity, net of any tax effect. When investment securities are sold, the realized gain or loss is determined based upon specific identification. Fair market value of fixed maturities and equity securities is based on quoted market prices. For other securities held as investments, fair market value equals quoted market price, if available.
If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. The Company has not invested more than 8% in any one state or political subdivision. The Company classifies debt and equity securities as available for sale, which are valued at fair market value. Net unrealized gains or losses on fixed maturity securities which are classified as available for sale are excluded from earnings and reported as a separate component of stockholders' equity until realized.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

	The Company has mortgage loans on real estate primarily in the state of Massachusetts. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations on all new customers. Bad debt expenses have not been material in recent years.

	Mortgage loans on real estate and collateral notes receivable are stated at the amount of unpaid principal, less an allowance for possible loan losses. The Company originated mortgages primarily on properties located in Massachusetts. The adequacy of the allowance for possible loan losses is evaluated on a regular basis by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers and the performance of individual loans in relation to contract terms. The provision for possible loan losses charged to operating expenses is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

	Interest on mortgage loans is included in income as earned based upon rates applied to principal amounts outstanding. Accrual of interest on mortgage loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due more than ninety days. When a loan is placed on nonaccrual status, all unpaid interest previously accrued is reversed against current period earnings.

3. Investments in Real Estate

	Investments in real estate is primarily comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. The foreclosed assets are held for sale and are carried at the lower of fair value minus estimated cost to sell, or cost. Loan losses arising from the acquisition of such properties are charged against the allowance for possible loan losses. Any subsequent provisions to reduce the carrying value are charged to current period earnings as realized. Gains and losses upon disposition are reflected in earnings as realized. Carrying value approximates fair value.

4. Cash and Cash Equivalents

	Cash and cash equivalents include cash currently on hand and short-term investments with original maturities, when purchased, of three months or less. The carrying amount approximates fair value.

5. Deferred Policy Acquisition Costs

	Policy acquisition costs relating to unearned premiums, consisting of commissions, taxes and other underwriting expenses incurred at the policy issuance, are deferred and amortized over the period in which the related premiums are earned, the amount being reduced by any potential premium deficiency. If any potential premium deficiency exists, it represents future estimated losses, loss adjustment expenses and amortization of deferred acquisition costs in excess of the related unearned premiums. There was no premium deficiency in 1995, 1994 and 1993. In determining whether a premium deficiency exists, the Company considers anticipated investment income on unearned premiums.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

6. Property and Equipment

	Property and equipment are stated at cost and are depreciated on the straight line method over the estimated useful lives of the assets using the following rates:

												 Percent
			Asset Classification						Per Annum
Buildings.......................................	      2.5
Building improvements (prior to 1992)...........	      2.5
Building improvements (1992 and subsequent).....	      5.0
Equipment and office furniture..................	     10.0
EDP equipment and copiers.......................	     20.0
Automobiles.....................................	     33.3

	Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the related property and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

7. Amortization of Goodwill

	Goodwill, which represents the excess of the costs of purchased companies over the fair value of their net assets at dates of acquisition, is being amortized on the straight-line method over 10 years.

8. Losses and Loss Adjustment Expenses

	The liability for unpaid losses and loss adjustment expenses ("LAE") represents the accumulation of individual case estimates for reported losses and estimates for incurred but not reported ("IBNR") losses and loss adjustment expenses. Assumed losses and loss adjustment expenses are recorded as reported by the ceding organization with additional adjustments for IBNR. The liability for losses and loss adjustment expenses is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred through the balance sheet date. Liability estimates are continually reviewed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

9. Unearned Premiums

	Insurance premiums are recognized as income ratably over the terms of the policies. Unearned premiums are determined by prorating policy premiums on a daily basis over the terms of the policies.

10. Income Taxes

	The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates, unless enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

11. Deferred Income

	Income consisting of expense reimbursements which include servicing carrier fees from Commonwealth Automobile Reinsurers ("C.A.R."), a state-mandated reinsurance mechanism, on policies written for C.A.R., is deferred and amortized over the term of the related insurance policies (see note F).

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

12. Net Earnings Per Common Share

	Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the years ended December 31, 1995, 1994 and 1993 was 37,632,236, 38,000,000 and 38,000,000, respectively.

13. Treasury Stock

	On May 19, 1995, the Board of Directors of the Company, announced the approval of a stock buyback program of up to three million shares. Through December 31, 1995, the Company had purchased 1,263,433 shares of Treasury Stock under this program.

NOTE B-Investments and Investment Income

1. Fixed Maturities

	The amortized cost and estimated fair market values of investments in fixed maturities are as follows:

								    Gross	     Gross	       Estimated
						Amortized	 Unrealized	   Unrealized	Fair Market
						   Cost   	    Gains        Losses          Value
At December 31, 1995:
  GNMA mortgage-backed bonds......	$220,589	  $  2,422	    $ (1,638)	 $221,373
  Obligations of states and
   political subdivisions.........	 580,719	    16,204	      (3,019)	  593,904
       Totals.....................	$801,308	  $ 18,626	    $ (4,657)	 $815,277

At December 31, 1994:
  GNMA mortgage-backed bonds......	$250,507	  $     51	    $(17,271)	 $233,287
  Obligations of states and
   political subdivisions.........	 550,869	     1,182	     (40,328)	  511,723
       Totals.....................	$801,376	  $  1,233	    $(57,599)	 $745,010

	Proceeds from sales of investments in fixed maturities, gross gains, and gross losses realized on those sales were as follows:

									Proceeds	    Gross	       Gross
									  From	   Realized	      Realized
									 Sales  	    Gains  	       Losses
For the year ended December 31, 1995:
  GNMA mortgage-backed bonds.........................	$    -  	   $    -  		$     -
  Obligations of states and political subdivisions...	  72,287	      2,340		     (695)
       Totals........................................	$ 72,287	   $  2,340		$    (695)

For the year ended December 31, 1994:
  GNMA mortgage-backed bonds.........................	$    -  	   $    -    	$    -
  Obligations of states and political subdivisions...	 123,127	      9,509  	     (58)
       Totals........................................	$123,127	   $  9,509  	$    (58)

For the year ended December 31, 1993:
  GNMA mortgage-backed bonds.........................	$    -  	   $    -    	$    -
  Obligations of states and political subdivisions...	  89,936 	      3,842  	     -
       Totals........................................	$ 89,936	   $  3,842  	$    -

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	The amortized cost and approximate fair market value of fixed maturities at December 31, 1995 and 1994, by contractual maturity, are as follows:

								          1995         	       1994
								        	    Fair	               Fair
								    Amortized   Market	 Amortized	   Market
								      Cost      Value 	   Cost   	   Value
Obligations of states and political subdivisions:
Due in one year or less..........................  $    -  	  $    -  	 $    100	 $   100
Due after one year through five years............     1,130	     1,149	       25	      26
Due after five years through ten years...........    19,956     20,183	    3,568	   3,493
Due after ten years..............................   559,633    572,572	  547,176	 508,104
								    580,719    593,904	  550,869	 511,723

GNMA mortgage-backed bonds.......................   220,589    221,373	  250,507	 233,287
Total fixed maturities...........................  $801,308   $815,277	 $801,376	$745,010

	Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

2. Equity Securities

	The cost and approximate fair market value of equity securities at December 31, 1995 and 1994, are as follows:

									1995				1994
									     Fair			     Fair
									     Market			     Market
								  Cost     Value 		  Cost     Value
Non-redeemable preferred stocks.............	$111,597  $111,220	$ 96,074  $ 85,574
Common stocks...............................	  28,560    40,359	   8,043     9,656
								$140,157  $151,579	$104,117  $ 95,230

3. Mortgage Loans on Real Estate

	At December 31, 1995 and 1994, mortgage loans on real estate consisted of the following:

											December 31,
										  1995		1994
			Residential (1st Mortgages)............	$59,575	    $41,690
			Residential (2nd Mortgages)............	    847	      1,037
			Commercial (1st Mortgages).............	 15,804	     16,871
			Commercial (2nd Mortgages).............	    217	        257
										 76,443	     59,855
			Allowance for possible loan losses.....	  2,660	      2,824
			    Mortgage loans on real estate......	$73,783	    $57,031

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	Fair value of the Company's mortgage loans on real estate is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. The future cash flows associated with certain non-performing loans are estimated based on expected payments from borrowers either through work out arrangements or the disposition of collateral. The fair value of mortgage loans on real estate at December 31, 1995 and 1994, prior to the allowance for possible loan losses, was $78,599 and $60,837, respectively, which was estimated by discounting the future cash flows of the mortgages.

	Fair value of collateral notes receivable at December 31, 1995 and 1994, prior to allowances, was $2,601 and $2,243, respectively, which was estimated by discounting the future cash flows of the collateral notes.

	At December 31, 1995 and 1994, mortgage loans which were on nonaccrual status were $2,727 and $2,395, respectively. The reduction in interest income associated with nonaccrual loans was $287, $223 and $396 for the years ended December 31, 1995, 1994 and 1993, respectively.

	The Company originates and services residential and commercial mortgages primarily in Massachusetts and generally its exposure is 80% or less of the appraised value of any collateralized real property. The ability and willingness of residential and commercial borrowers to honor their repayment commitments is generally dependent upon the level of overall economic activity and real estate values.

	A summary of the changes in the allowance for possible mortgage loan losses follows:

								      	Year Ended December 31,
									  1995	    1994		1993
		Balance, beginning of year..............	$ 2,824	  $ 3,099	    $ 3,362
		  Provision for possible loan losses....	   (164)	     (232)	      2,275
		  Loans charged off.....................	     -  	      (43)	     (2,538)
		Balance, end of year....................	$ 2,660	  $ 2,824	    $ 3,099

	The following table describes mortgage principal balances by maturity and discloses over 90 days past due and foreclosure information:

									  1995	    1994		1993
		Fixed Rate Mortgages Maturing:
		  One year or less......................	$   512	  $   307	    $   -
		  More than one year to five years......	    640	      412	      1,451
		  Over five years.......................	 46,307	   29,859	     29,837
		       Total Fixed Mortgages............	$47,459	  $30,578	    $31,288

		Adjustable Rate Mortgages Maturing:
		  One year or less..................	$   -  	  $   -  	    $   -
		  More than one year to five years..	     79	      183	        297
		  Over five years...................	 28,905	   29,029	     33,113
		       Total Adjustable Mortgages...	$28,984	  $29,212 	    $33,410

		Past due over 90 days...............	$ 2,727	  $ 2,395 	    $ 3,629

		Mortgages in Foreclosure............	$   795	  $   700 	    $ 1,536

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

4. Net Investment Income

The components of net investment income were as follows:

										Year ended December 31,
									  1995	    1994	    1993
	Interest and dividends on fixed maturities...	$56,467	  $50,000	  $42,516
	Dividends on equity securities...............	  8,486	    7,426	    4,285
	Interest on short-term investments...........	  2,466	    1,629	      958
	Interest on mortgage loans...................	  6,141	    6,097	    6,585
	Other........................................	    478	      208	      664
	         Total investment income.............	 74,038	   65,360	   55,008
	Investment expenses..........................	  2,725	    2,459	    1,940
	         Net investment income...............	$71,313	  $62,901	  $53,068

5. Net Realized and Unrealized Investment Gains (Losses)

	Net realized investment gains and the net increases (decreases) in unrealized investment gains or losses, less applicable income tax expense, were as follows:

									Year ended December 31,
								  1995	    1994		1993
Net realized investment gains:
  Fixed maturities.............................	$    477	 $  7,386	    $  5,049
  Equity securities............................	     405	   38,845	       5,074
  Other........................................	    (170)	     (619)	      (2,617)
      Total....................................	$    712	 $ 45,612	    $  7,506

Net increase (decrease) in unrealized gains (losses):
  Fixed maturities.............................	$ 70,335 	 $(83,843)	    $ 27,477
  Equity securities............................	  20,308      (49,687)	      13,199
  Related tax benefit (expense)................	 (31,725)	   46,888 	     (14,577)
      Total....................................	$ 58,918 	 $(86,642)	    $ 26,099

	A summary of accumulated unrealized gains and losses on equity securities and fixed maturity investments in 1995, 1994 and 1993 follows:

									Year ended December 31,
								  1995	    1994		1993
		Unrealized gains..................	$ 32,056	 $  3,520	    $71,298
		Unrealized losses.................	  (6,665)	  (68,773)	     (3,021)
		Tax benefit (expense).............	  (8,887)	   22,839 	    (24,049)
			Net unrealized gains
                   (losses)...................	$ 16,504 	 $(42,414)	    $44,228

NOTE C-Deferred Policy Acquisition Costs

	Policy acquisition costs incurred and amortized to income are as follows:

									Year ended December 31,
								  1995	    1994		1993
		Balance, beginning of year........	$  56,769	 $ 50,093	   $ 55,442
		Costs deferred during the year....	  171,518	  164,091	    144,846
		Amortization charged to expense...   (166,741)	 (157,415)	   (150,195)
		Balance, end of year..............	$  61,546	 $ 56,769	   $ 50,093

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE D-Property and Equipment

	A summary of property and equipment at December 31, is as follows:

											1995		1994
			Buildings.................................    $27,077	    $23,566
			Equipment and office furniture............     21,436	     19,346
			Building improvements.....................        623	        587
										     49,136	     43,499
				Less accumulated depreciation.......     18,953	     16,184
										     30,183	     27,315
			Land......................................        798	        798
			Construction in progress..................        -  	      2,497
										    $30,981	    $30,610

	Depreciation expenses incurred were $3,151, $3,093 and $2,935 for the years ended December 31, 1995, 1994 and 1993, respectively. Depreciation expense is allocated between losses and loss adjustment expenses and policy cquistion costs.

NOTE E-Losses and Loss Adjustment Expenses

	Liabilities for unpaid losses and loss adjustment expenses at December 31, consist of:

											1995		1994
			Direct and assumed business...............    $662,591    $630,357
			Salvage and subrogation recoverable.......     (43,800)    (37,984)
										    $618,791    $592,373

	Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and LAE. Quarterly, the Company reviews these reserves internally. Regulations of the Division of Insurance require the Company to obtain annually a certification from either a qualified actuary or an approved loss reserve specialist that its loss and LAE reserves are reasonable.

	When a claim is reported to the Company, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. During the loss adjustment period, these estimates are revised as deemed necessary by the Company's claims department based on subsequent developments and periodic reviews of the cases.

	In accordance with industry practice, the Company also maintains reserves for estimated IBNR. IBNR reserves are determined on the basis of historical information and the experience of the Company. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items that can be expected to affect the Company's liability for losses and LAE over time.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as (i) per claim information,
(ii) the historical loss experience of the Company and industry and (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, changes in political attitudes and trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

	By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and LAE. After taking into account all relevant factors, management believes that the provision for losses and LAE at December 31, 1995 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability may be greater or lower than reserves. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

	Included in the loss reserve methodologies described above, are liabilities for unpaid claims and claim adjustment expenses for environmental related claims such as oil spills and lead paint. Reserves have been established to cover these claims for both known and unknown losses. Because of the Company's limited exposure to these types of claims, management believes they will not have a material impact on the consolidated financial position of the Company. Loss reserves on environmental related claims amounted to $10,708 and $11,151 in 1995 and 1994, respectively.

	The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance deductions from all reinsurers including C.A.R., as shown in the Company's consolidated financial statements for the periods indicated.

										Year ended December 31,
									  1995	    1994		1993
											(in thousands)
Reserves for losses and loss adjustment
 expenses, beginning of year.........................	$448,331	  $415,613	   $316,261

 Incurred losses and loss adjustment expenses:
   Provision for insured events of the current year..	 442,027	   435,713	    412,369
   Decrease in provision for insured events of
    prior years......................................	 (74,475)	   (66,053)	    (38,410)
     Total incurred losses and loss adjustment
      expenses.......................................	 367,552	   369,660	    373,959

Payments:
  Losses and loss adjustment expenses attributable
   to insured events of the current year.............	 184,182	   188,002	    165,102
  Losses and loss adjustment expenses attributable
   to insured events of prior years..................	 145,028	   148,940	    109,505
     Total payments..................................	 329,210	   336,942	    274,607

Loss and loss adjustment expense reserves prior to
 effect of ceded reinsurance recoverable.............	 486,673	   448,331	    415,613
Ceded reinsurance recoverable........................	 132,118	   144,042	    152,184
Reserves for losses and loss adjustment expenses
 at the end of year per financial statements.........	$618,791	  $592,373	   $567,797

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	The decrease in provision for insured events of prior years, as a percentage of beginning reserves, was higher for the year ended December 31, 1995 and 1994 compared to 1993, primarily due to favorable loss development experienced by the Company, along with favorable development of reserves assumed from C.A.R. The decrease in provision for insured events of prior years, as a percentage of beginning reserves, was lower for the year ended December 31, 1993 primarily due to adverse development of a 1987 claim which was reserved for in 1993 substantially in excess of policy limits, a one-half percentage point increase in the reserve for LAE, partially offset by favorable loss development experienced by C.A.R. The Company's loss and LAE reserves reflects its share of the aggregate loss and LAE reserves of all Servicing Carriers.

	The Company is a defendant in various legal actions arising from the normal course of its business. These proceedings are considered to be ordinary and incidental to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial statements of the Company.

NOTE F-Reinsurance Activity

	The Company has reinsurance contracts for casualty and catastrophe coverages. These reinsurance arrangements minimize the Company's losses arising from large risks and protect the Company against numerous losses from a single occurrence or event. The Company also has a combined quota share and excess loss reinsurance contract on its other than automobile property business.

	From the inception, on September 30, 1993, through the third quarter of 1995, the Company's combined property quota share and excess loss reinsurance contract was written with five domestic reinsurance companies. Under the quota share portion of the arrangements, the reinsurers indemnified the Company for 36% of the loss and LAE, and paid a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company paid to the reinsurers 40% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement was $40.0 million and the maximum annual aggregate occurrence loss reimbursement was $60.0 million. Under the excess loss reinsurance portion of the arrangements, the Company reinsured each risk, retaining $125 and reinsuring 100% of the next $875.

	Effective September 30, 1995, the Company increased its coverage under the combined property quota share and excess loss reinsurance contract. The contract is now written with six domestic reinsurance companies. Under the quota share portion of the arrangements, the reinsurers indemnify the Company for 45% of the loss and LAE, and pay a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company pays to the reinsurers 49% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement is $50.0 million and the maximum annual aggregate occurrence loss reimbursement is $75.0 million. Under the excess loss reinsurance portion of the arrangements, the Company reinsures each risk, retaining $125 and reinsuring 100% of the next $875. This reinsurance contract is continuous, cancelable quarterly with ninety days notice.

	Effective March 1, 1995, through February 29, 1996, the Company had catastrophe reinsurance coverage for that portion of the loss not covered under the property quota share arrangement. Catastrophe reinsurance coverage was in force for approximately 88.0% of the amounts incurred for all property claims arising from a single event or occurrence up to a maximum loss of $100.0 million, after first subtracting property quota share losses. Coverage under the catastrophe program was as follows: a net retention of $5.0 million; 50.0% of the next $5.0 million; and, 95.0% of the next $90.0 million. Including the Company's retention, total catastrophe coverage is $100.0 million. This coverage was placed with a number of reinsurers, both foreign and domestic.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE F-Reinsurance Activity - (continued)

	Effective March 1, 1996, the Company's catastrophe reinsurance program has been tailored in conjunction with the property quota share arrangement to provide catastrophe reinsurance protection at varying levels of losses. The table below provides information depicting the approximate combined recoveries of all property reinsurance programs (catastrophe and quota share) at various loss scenarios if a catastrophe were to strike:

										 Net Loss
				  Total		Reinsurance		Retained by
				  Loss 		 Recovery  		the Company
				$ 25,000		  $ 11,300		  $13,700
				  50,000		    35,000		   15,000
				  75,000		    58,800		   16,200
				 100,000		    82,500		   17,500
				 125,000		   105,000		   20,000
				 150,000		   110,000		   40,000

	The Company will have no reinsurance recoveries for total loss amounts in excess of $150.0 million.

	Effective January 1, 1995, casualty reinsurance is on an excess of loss basis for any one event or occurrence with a maximum recovery of $4.0 million over a net retention of $1.0 million. This coverage is placed with Swiss Reinsurance America Corporation, formerly North American Reinsurance Corporation (rated A by A.M. Best).

	Effective January 1, 1995, all personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million. This coverage is placed with American Reinsurance Corporation (rated A+ by A.M. Best).

	C.A.R., a state-mandated reinsurance mechanism, enables the Company and approximately 47 other writers of automobile insurance in Massachusetts ("Servicing Carriers") to reinsure any automobile risk that the insurer perceives to be underpriced at the premium level permitted by the Massachusetts Insurance Commissioner (the "Commissioner"). Servicing Carriers, which are responsible for over 99.0% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to "take-all-comers" regulations, but may reinsure undesirable business with C.A.R.

	The Company pays to C.A.R. all of the premiums generated by the policies it has ceded and C.A.R. reimburses the Company for all losses incurred on account of ceded policies. In addition, the Company receives a fee for servicing ceded policies based on the expense structure established by C.A.R. For the years ended December 31, 1995, 1994 and 1993, these servicing fees amounted to $21,669, $14,282 and $16,395, respectively.

	C.A.R. has annually generated multi-million dollar underwriting losses in both the personal and commercial pools since its inception. The Company is required to share in the underwriting results of C.A.R. business for its respective product lines. Under current regulations, the Company's share of C.A.R. personal or commercial deficit is based upon its market share for retained automobile risks for the particular pool, adjusted by a "utilization" concept, such that, in general, the Company is disproportionately and adversely affected if its relative use of C.A.R. reinsurance exceeds that of the industry, and favorably affected if its relative use of C.A.R. reinsurance is less than that of the industry. During 1995, 1994 and 1993, the Company's net participation in the C.A.R. personal automobile pool approximated 16.0%, 16.0% and 14.3%, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE F-Reinsurance Activity - (continued)

	Written premiums, earned premiums, losses incurred and the liabilities for unearned premiums, unpaid losses ceded to and assumed from C.A.R. and other receivables from C.A.R. were as follows:

			    				Year ended December 31,
			    	     1995              	     1994        	             1993
			     Ceded      Assumed	     Ceded      Assumed	     Ceded       Assumed
Income Statement
 Written premiums... $ 82,814	   $ 92,249	   $100,583	   $ 93,785	   $ 75,285	   $ 66,334
 Earned premiums....   92,664	     90,609	     87,585	     77,832	     81,335	     72,356
 Losses incurred....   75,475	     87,786	     81,217	     63,842	     72,235	     66,575


Balance Sheet
 Unearned premiums.. $ 39,158	   $ 45,446	   $ 49,008	   $ 43,806	   $ 36,010	   $ 27,853
 Unpaid losses......  126,555	    110,003	    138,356	     95,290	    149,470	     88,179
 Other receivables
  from C.A.R........   34,411	       N/A 	     27,454	       N/A 	     34,832	        N/A
Residual Market
 Receivable.........  200,124        N/A 	    214,818	       N/A 	    220,312	        N/A

	In accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the company must present assets and liabilities gross of reinsurance. The Residual Market Receivable represents the gross amount of reinsurance recoverable from C.A.R. including unpaid losses, unearned premiums, paid losses recoverable and unpaid ceded and assumed premiums.

	The current C.A.R. utilization-based participation ratio has been in place for the personal automobile market since 1993. During 1995, 1994 and 1993, the Company's amount of personal automobile risks it reinsured through C.A.R. approximated 11.0%, 14.0% and 9.0%, respectively.

	Earned premiums and losses and loss adjustment expenses are stated in the accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than C.A.R. are as follows:

									Year ended December 31,
								  1995		1994		1993
Earned premiums ceded..........................	 $28,056	    $28,278	   $18,855
Losses and loss adjustment expenses ceded......	  21,454	     17,936	     5,120

	The Company, as primary insurer, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

NOTE G-Income Taxes

	The Company and its subsidiaries file a consolidated federal income tax return.

	The Federal income tax expense (benefit) consisted of the following:

									Year ended December 31,
								  1995		1994		1993
			Current......................	$34,891	    $54,181	    $32,106
			Deferred.....................	  4,650 	     (4,776)     (5,776)
								$39,541	    $49,405	    $26,330

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE G-Income Taxes - (continued)

	Deferred taxes arise from temporary differences in the bases of assets and liabilities for tax and financial statement purposes. The sources of these differences and the related tax effects consisted of the following:

										Year ended December 31,
									  1995		1994		1993
  Deferred policy acquisition costs..................	$  5,087	   $ (1,683)   $(1,317)
  Unearned premiums..................................	  (1,560)          (488)    (1,481)
  Salvage and subrogation recoverable................	     151	        356	       454
  Discounting of loss reserves.......................	    (370)	       (983)    (5,464)
  Tax depreciation in excess of book depreciation....	     205	        108	       211
  Book value rights/book value awards/stock
   appreciation rights...............................	     334	        773        (34)
  Bad debt expense...................................	      92	        145	       416
  Deferred items not included above..................	     237	     (3,327)       595
  Call option liability..............................	     -  	        329	     1,003
  Other..............................................	     474	         (6)      (159)
        Deferred income tax (benefit)................	   4,650	     (4,776)    (5,776)
  Change in unrealized gains (losses)................	  31,726	    (46,888)    14,577
        Change in deferred tax liability(asset)......	$ 36,376 	   $(51,664)   $ 8,801

	Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Deferred tax assets were comprised of the following components at December 31, 1995 and 1994:

											 1995		1994
Deferred policy acquisition costs..............................  $ 18,513	$ 13,426
Unearned premiums..............................................   (16,235)	 (14,675)
Salvage and subrogation recoverable............................     1,982	   1,831
Discounting of loss reserves...................................   (20,846)	 (20,476)
Tax depreciation in excess of book depreciation................     2,513	   2,308
Book value rights/book value awards/stock appreciation rights..     1,601	   1,267
Bad debt allowances............................................    (1,032)	  (1,124)
Unrealized gains (losses)......................................     8,887 	 (22,839)
Deferred items not included above..............................     2,550 	   2,313
Other..........................................................       652	     178
	Deferred tax asset.......................................  $ (1,415)	$(37,791)

	Federal income tax on income is less than the amount computed by applying the statutory rate of 35% for the years ended 1995, 1994 and 1993 for the following reasons:

								Year ended December 31,
					   1995            	   1994        	            1993
Tax at statutory rate..	  $52,410	  35.0%	  $60,196	    35.0%		$35,576    35.0%
Tax exempt interest....	  (11,067)	  (7.4)	   (8,836)	    (5.2)	       (8,271)   (8.1)
Other..................	   (1,802)	  (1.2)	   (1,955)	    (1.1)	         (975)   (1.0)
Tax at effective rate..	  $39,541	  26.4%	  $49,405	    28.7%	      $26,330    25.9%

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE H-Related Party Transactions

	One Director of the Company was a principal of several independent insurance agencies which are licensed to write various lines of insurance on behalf of the Company. This Director sold these agencies during 1994. The agencies received a standard commission for the premiums written in an amount determined by the Company on a competitive basis. Total commissions paid to the agencies during the year ended December 31, 1994, were $1,010. The Company also purchased certain insurance coverages through one of the agencies and paid premiums for these policies of $217 in 1994.

	Two Directors of the Company are trustees of a real estate trust which had mortgage loans with the Company. These mortgage loans had an aggregate outstanding principal balance of $226 at December 31, 1993 and were collateralized by real estate. These loans were paid in full in January 1994.

	During 1992, the Company insured a mortgage note in the principal amount of $28,750 issued by a corporation to a bank. Two directors of the Company, were, with others, guarantors of this note. The Company's liability under this insurance policy, which expired on October 15, 1995, was $12,000. For this insurance, the Company received the full premium of $1,080 in 1992.

	The Company has made loans to insurance agencies with which the Company transacts business on a regular basis. At December 31, 1995, thirteen of these loans which had an aggregate outstanding principal balance of $2,138 were collateralized by the assets of the agencies. At December 31, 1994, fifteen of these loans which had an aggregate outstanding principal balance of $2,059 were collateralized by the assets of the agencies. Mortgage loans to agents collateralized by real estate had an aggregate outstanding balance of $323 and $1,729 at December 31, 1995 and 1994, respectively.

NOTE I-Employee Stock Ownership Plan

	The Company offers an Employee Stock Ownership Plan ("E.S.O.P.") for the benefit of substantially all employees, including those of the Company's subsidiaries. The Plan is noncontributory on the part of participants and contributions are made at the discretion of the Board of Directors. The Company is under no obligation to make contributions or maintain the Plan for any length of time, and may completely discontinue or terminate the Plan at any time without liability.

	Contributions by the Company and subsidiaries to the Plan for the years ending December 31, 1995, 1994 and 1993 were $5,729, $5,430 and $5,169, respectively.

NOTE J-Stockholders' Equity

Book Value Rights, Book Value Awards and Stock Appreciation Rights Program

	The Board of Directors authorized a Book Value Rights Program which provided for the payment of awards in cash to key employees based upon increases in the book value of the Company at the end of the program period, which is December 31st of the third year after the rights have been granted. The Board of Directors authorized advance payments of $1,888 in December, 1995 applicable to Book Value Rights maturing in 1996, $1,929 in December, 1994 applicable to Book Value Rights maturing in 1995 and 1996 and $5,566 in December, 1993 applicable to Book Value Rights maturing in 1994 and 1995. Rights issued relating to the program based upon increases in book value totalled 1,300,664 in 1993. Expenses relating to this Book Value Rights Program were $3,738, $4,579 and $5,423 in 1995, 1994 and 1993, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars Except Per Share Data)

NOTE J-Stockholders' Equity - (continued)


	The Management Incentive Plan approved by the Company's stockholders in May, 1994 provides for the award of up to 2,500,000 shares of common stock or equivalent units (subject to anti-dilution adjustments) in the form of incentive stock options, non-qualified stock options, book value awards, stock appreciation rights, restricted stock and performance stock units. All directors, officers and other senior management employees of the Company or any of its subsidiaries are eligible to participate in this Management Incentive Plan. Book value awards issued relating to this Plan totalled 605,924 and 375,104 in 1995 and 1994, respectively. Stock appreciation rights issued also relating to this Plan totalled 680,006 and 668,257 in 1995 and 1994, respectively. Expenses relating to book value awards and stock appreciation rights were $714 and $366, respectively, in 1995.

Stock Dividend

	On December 4, 1993, the Company effected a 2 for 1 common stock split in the form of a stock dividend, resulting in the issuance of 19,000,000 additional shares of common stock and the transfer of $10,400 from retained earnings.

NOTE K-Net Capital Requirements

	The insurance companies included in the consolidated financial statements are subject to the financial capacity guidelines established by their respective state Divisions of Insurance. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders must file a report with the Commissioner. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1995, 1994 and 1993.

	In September 1993, ownership of both Commerce and Citation was transferred to CHI, a subsidiary of the Company. To the extent Commerce and Citation are restricted from paying dividends to CHI, CHI will be limited in its ability to pay dividends to the Company. On this basis, the Company's ability to pay dividends to its stockholders is limited. During 1995, Commerce and Citation paid $29,845 and $4,950 in dividends, respectively, to CHI; CHI then paid $34,650 to the Company in March 1995. During 1994, Commerce and Citation paid $23,500 and $1,100 in dividends, respectively, to CHI; CHI then paid $23,625 to the Company in March 1994.

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $.23 in 1995. On May 19, 1995, the Board voted to increase the quarterly stockholder dividend by 20% to $.06 per share to stockholders of record on June 2, 1995. Prior to that declaration, the Company had paid quarterly dividends of $.05 per share dating back to May 20, 1994 when the Board voted to declare the first cash dividend in the Company's history to stockholders of record on June 3, 1994.

	At the same May 19, 1995 meeting, the Board of Directors of the Company authorized a stock buyback program of up to three million shares of The Commerce Group, Inc. Common Stock. Through December 31, 1995, the Company had purchased 1,263,433 shares of Treasury Stock under this program.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars)

NOTE L-Statutory Balances

	Following is a GAAP to Statutory reconciliation for both earnings and policyholders surplus for the combined operations of Commerce and Citation:

					     	      1995          	   1994                1993
					     Earnings    Equity   Earnings    Equity  Earnings    Equity
GAAP.............................. $110,450  $512,875   $113,892  $378,301  $79,837   $351,631
Deferred income taxes.............    4,152    (2,650)   (10,051)  (38,180)  (2,916)    13,668
Deferred acquisition costs........   (6,034)  (61,546)    (6,676)  (56,769)   5,349    (50,093)
Bonds-book versus market..........      -     (14,432)       -      56,366      -      (27,556)
Preferred stock-market versus
 book.............................      -      (1,607)       -      (1,081)     -         (585)
Deferred income...................   (1,496)    6,766      4,321    11,575   (1,033)     7,254
Statutory reserve over statement
 reserves.........................      -      (1,940)       -        (437)     -       (3,688)
Non-admitted assets...............      -         -          -         -        -       (6,000)
Goodwill in subsidiary............      (97)    2,806        -         -        -          -
Difference in GAAP to statutory
 net income in subsidiary.........      (74)      -          -         -        -          -
Other.............................       (4)     (162)       -         -         87        -
					       (3,553)  (72,765)   (12,406)  (28,526)   1,487    (67,000)
Statutory.........................  106,897   440,110    101,486   349,775   81,324    284,631

Less subsidiary net loss from
 January 1, 1995 through
 August 30, 1995..................      429       -          -         -        -          -

Adjusted statutory................ $107,326  $440,110   $101,486  $349,775  $81,324   $284,631

NOTE M-Segment Information

Selected information by industry segment for 1995, 1994 and 1993 is summarized as follows:

										Earnings Before	Identifiable
								Revenue	  Income Taxes 	   Assets
1995
  Property and casualty insurance............	$677,057	    $151,832	 $1,472,363
  Real estate and commercial lending.........	   6,967	       4,670	     81,662
  Corporate and other........................	      11 	      (6,760)	        719
	Consolidated...........................	$684,035	    $149,742	 $1,554,744

1994
  Property and casualty insurance............	$690,844	    $172,434	 $1,312,262
  Real estate and commercial lending.........	   4,228	       4,643	     65,757
  Corporate and other........................	   3,991	      (5,089)	       (639)
	Consolidated...........................	$699,063	    $171,988	 $1,377,380

1993
  Property and casualty insurance............	$617,389	    $101,325	 $1,213,736
  Real estate and commercial lending.........	   5,317	       5,559	     64,755
  Corporate and other........................	   3,094	      (5,238)	     11,522
	Consolidated...........................	$625,800	    $101,646	 $1,290,013

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993
(Thousands of Dollars Except Per Share Data)

NOTE N-Supplement to Consolidated Statements of Cash Flows

Disclosure of cash flow information:

									     	Year ended December 31,
									      1995		 1994		 1993
Cash paid during the year for:
  Federal and state income taxes........................ $43,658        $48,140     $36,158
  State premium and related taxes of insurance
   subsidiaries.........................................  15,592         15,517      14,503

	During the years ended December 31, 1995, 1994 and 1993, the Company acquired property through foreclosure of mortgages held with remaining principle balances at the time of foreclosure of $641, $1,930 and $2,013, respectively.

NOTE O-Insolvency Fund Assessments

	As provided in the statutes, insurance companies which write business in Massachusetts are assessed for losses attributable to the insolvency of other insurance companies by the Massachusetts Insurers Insolvency Fund
("M.I.I.F.").  From its inception, on August 2, 1972 through December 31,
1995, the M.I.I.F. has approved assessments totaling $130,888, of which the Company's share was approximately $7,081 before taxes, and $4,667 after taxes. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. By statute, no insurer may be assessed in any year an amount greater than two percent of that insurer's net direct written premiums for the calendar year preceding the assessment. Although the timing and amounts of any such assessments are not known, management is of the opinion that such assessments will not have a material effect on the consolidated financial position of the Company. The Company's policy is to record these assessments as assessed. According to statute, the assessed insurance companies have the right to recoup amounts paid to the M.I.I.F., over a reasonable length of time, through premium rates approved by the Commissioner. The Company's policy is to record the recovery of the assessed amounts as received. Assessments by the M.I.I.F. for the years ended December 31, 1995, 1994 and 1993 were $338, $331 and $0, respectively.

NOTE P-Quarterly Results of Operations (Unaudited)

An unaudited summary of the Company's 1995 quarterly performance is as follows:

								   FIRST      SECOND       THIRD     FOURTH
								  QUARTER     QUARTER     QUARTER    QUARTER
Total revenues.................................	 $164,462    $167,374    $174,259   $177,940
Net earnings...................................    22,271      29,287      28,847     29,796
Net earnings per weighted average common
  share (primary and fully diluted)............      0.59        0.77        0.77       0.80

NOTE Q-Subsequent Events

	In January, 1996, the Company was granted approval to offer their customers safe driver deviations of 10 percent to drivers with SDIP classifications of either Step 9 or 10. These are the two best driver SDIP classifications in Massachusetts, representing drivers with no accidents or not more than one minor violation in the last six years.

SELECTED CONSOLIDATED FINANCIAL DATA

	The selected consolidated financial data presented below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto. This financial data has been extracted from financial statements audited by Coopers & Lybrand L.L.P. All dollar amounts set forth in the following tables are in thousands except per share data.

									Year Ended December 31,
						  1995	   1994	   1993	   1992	   1991
Statement of Earnings Data:
  Net premiums written...........	$  603,421   $  589,197  $  563,416  $  508,847  $  310,999
  Increase in unearned premiums..	   (10,831)     (17,144)    (14,856)    (98,353)    (30,193)
  Earned premiums................	   592,590      572,053     548,560     410,494     280,806
  Net investment income..........	    71,313       62,901      53,068      39,223      31,951
  Premium finance fees...........	    19,420       18,497      16,666      13,916      11,346
  Net realized investment gains..	       712       45,612       7,506       1,537       3,153
       Total revenues............	   684,035      699,063     625,800     465,170     327,256

  Losses and loss adjustment
   expenses......................	   367,552      369,660     373,959     271,789     173,384
  Policy acquisition costs.......	   166,741      157,415     150,195     117,833      78,813
       Total expenses............	   534,293      527,075     524,154     389,622     252,197

Other income
  Withdrawing companies'
   settlements...................	       -            -           -        43,168         -
  Earnings before income taxes...	   149,742      171,988     101,646     118,716      75,059
  Income taxes...................	    39,541       49,405      26,330      34,411      22,645
       Net earnings..............	$  110,201   $  122,583  $   75,316  $   84,305  $   52,414

Per Share Data:
       Net earnings per share....	$     2.93   $     3.23  $     1.98  $     2.23  $     1.38

Weighted average number of
 shares outstanding..............   37,632,236   38,000,000  38,000,000  37,852,108  38,077,972

									Year Ended December 31,
						    1995	     1994	     1993	     1992	     1991
Balance Sheet Data:
  Total investments..............	$1,042,813   $  899,046  $  859,717  $  633,470  $  438,385
  Premiums receivable............	   127,243      102,529      95,262      68,724      58,068
  Total assets...................	 1,554,744    1,377,380   1,290,013   1,096,450     851,039
  Unpaid losses and loss
   adjustment expenses...........	   618,791      592,373     567,797     495,800     439,551
  Unearned premiums..............	   330,454      314,719     283,526     264,567     192,785
  Stockholders' equity...........	   549,714      413,589     383,348     281,933     181,474
  Stockholders' equity per share	     14.96        10.88       10.09        7.42        4.80

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS
(Thousands of Dollars)

	The following exhibits depict the progress of the insurance operations of the Company over the past fifteen years. For these years of operation, net premiums written amounted to $3,372,275. During this period, the average underwriting ratios (on a statutory basis) were 66.1% for losses and loss expenses and 27.3% for underwriting expenses resulting in an average combined ratio of 93.4%. Total net investment income amounted to $471,383 or 14.0% of net premiums written. Net realized gains were $73,077. Stockholders' equity was $6,542 at the beginning of 1981 and $485,725, at the end of 1995, resulting in an average annual increase of 34.5%. The progress of the insurance operations during the most recent five year period, compared to the two previous five year periods, can best be illustrated by the following comparison:

											5 Year Period

									  1991-95	   1986-90	    1981-85
Direct premiums written............................	$2,808,253	  $1,412,076   $233,920

Net premiums written...............................	 2,575,880	     645,173    151,222

Net investment income..............................	   339,642	     108,901     22,840

Net realized gains.................................	    65,682	       6,598        797

Stockholders' equity at end of period..............	   485,725	     124,166     27,797

Underwriting ratios: (Statutory Basis)
  Losses and loss expenses to premiums earned......	      64.7%	        70.8%      70.2%

  Underwriting expenses to net premiums written....	      27.8	        24.8       28.9
	Combined ratio...............................	      92.5%         95.6%      99.1%

Increase in Stockholders' Equity...................	     291.2%	       346.7%     324.9%



The insurance operations of the Company include the operating results of Commerce, its subsidiary company Western Pioneer and Citation. Citation commenced business in 1981 as a wholly-owned subsidiary of Commerce. On December 31, 1989 the ownership of Citation was transferred to The Commerce Group, Inc. Capital stock, paid-in capital and retained earnings of Commerce and Citation as of January 1, 1989 were combined due to the effect of the transfer in ownership of Citation to The Commerce Group, Inc. on December 31, 1989. In September 1993, ownership of both Commerce and Citation was transferred to CHI, a subsidiary of The Commerce Group, Inc. Commerce acquired Western Pioneer on August 31, 1995. The combined balance sheets of these insurance subsidiaries appear on pages AR-39 and AR-40. The combined statements of earnings of insurance operations appear on pages AR-41 and AR-42.

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

							  1995	  1994	  1993	 1992	     1991



ASSETS
Cash and short-term investments...... $   52,361  $    4,560  $   12,615  $   25,809  $ 11,190
Bonds, at market (at amortized cost
 prior to 1993)......................    815,277     745,010     649,491     505,565   329,935
Preferred stocks, at market (at
 amortized cost prior to 1993).......    111,220      85,574      80,059       2,261       869
Common stocks, at market.............     40,359       9,656      47,462      43,545    30,055
Mortgage loans on real estate........     31,404      35,715      42,042      60,697    66,122
Investments in real estate...........        348         118         -           -         -
Premium balances receivable..........    126,090     101,529      94,333      67,876    55,510
Investment income receivable.........     14,387      13,285      10,205       9,710     6,063
Residual market receivable...........    200,124     214,818     220,312     274,426   277,196
Reinsurance receivable...............     21,897      16,892      12,868         365       -
Deferred acquisition costs...........     61,546      56,769      50,093      55,442    33,981
Current income taxes.................        -           -           -           -         -
Deferred income taxes................      2,100      38,180         -           -         883
Real estate, furniture and equipment.     24,294      25,128      22,371      23,183    24,163
	 Total assets.................. $1,501,407  $1,347,234  $1,241,851  $1,068,879  $835,967

LIABILITIES

Unpaid losses and loss expenses...... $  618,791  $  592,373  $  567,797  $  495,800  $439,551
Unearned premiums....................    330,454     314,719     283,526     264,567   192,785
Notes payable........................        -           -           -           -         -
Deferred income......................      8,954      10,451       7,351       8,384    12,918
Accounts payable, accrued and other
 liabilities.........................     28,737      41,136      13,010      20,863     7,677
Current income taxes.................      1,596      10,254       4,867       9,249     5,811
Deferred income taxes................        -           -        13,669       4,400       -
	 Total liabilities.............    988,532     968,933     890,220     803,263   658,742

STOCKHOLDERS' EQUITY

Capital stock........................      3,450       3,450       3,450       3,450     3,450
Paid-in capital......................     23,700      23,700       8,700       8,700     8,700
Retained earnings
  Balance, January 1.................    351,151     339,481     253,466     165,075   112,016
  Net earnings.......................    110,450     113,892      79,837      91,980    55,214
  Unrealized gains (losses) on
   investments.......................     58,919     (77,622)     21,928       9,811     2,545
  Dividends paid.....................    (34,795)    (24,600)    (15,750)    (13,400)   (4,700)
Balance, December 31.................    485,725     351,151     339,481     253,466   165,075
	 Total stockholders' equity....    512,875     378,301     351,631     265,616   177,225
						  $1,501,407  $1,347,234  $1,241,851  $1,068,879  $835,967

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

  1990      1989      1988      1987      1986      1985      1984     1983     1982      1981



ASSETS
$ 38,654  $ 84,308  $ 60,885  $ 21,051  $ 10,048  $ 11,802 $  7,953  $ 3,864  $ 6,557  $ 4,496

 242,735   153,621   133,867   116,220    88,755    56,985   34,422   22,352   14,054   11,878

   1,010     1,324     1,606     2,295     6,755     9,956   10,837    7,986    4,759    4,059
   4,869     2,900     1,921     1,438       149       134    1,494    1,540    1,507    1,042
  56,124    52,244    42,882    15,931       -         -      7,825    5,860    3,555    2,517
     -         -         -         -         -         -        -        -        -        -
  57,733    56,713    33,727    19,329    11,817     8,194    6,028    5,430    2,810    1,295
   4,235     3,093     2,889     2,370     2,485     1,722    1,286      887      523      381
 290,440   268,951   198,177   132,725    87,178    50,327   29,187   20,513   13,000    9,513
     -         -         -         -         -         -        -        -        -        -
  27,273    22,702    15,699    10,898     7,129     5,417    3,968    3,057    1,731      919
     -         341       266       -       2,209     1,294      -        -        260      -
   1,666       -         -         -         -         -        -        -        -        -
  25,046    23,118     9,684     8,356     7,370     5,648    3,136    2,799    2,590    1,887
$749,785  $669,315  $501,603  $330,613  $223,895  $151,479 $106,136  $74,288  $51,346  $37,987
LIABILITIES

$403,752  $345,020  $270,628  $169,539  $113,513  $ 71,525 $ 44,425  $32,860  $23,154  $17,028
 175,334   174,345   118,079    84,876    55,378    36,024   23,585   14,190    9,496    5,856
   1,662     1,837     2,013     2,204     3,772     4,140    2,858    1,313    1,388    3,262
  20,264    23,689    23,307    11,058     7,503     4,208    3,173    1,658    1,302      701

  21,065    27,513    19,350    14,532     8,532     4,162    4,479    2,482    2,731    1,911
   3,542       -         -         470       -         -        418    1,487      -         67
     -       1,623     1,021     1,853     3,736     3,623    2,610    2,079    1,582      778
 625,619   574,027   434,398   284,532   192,434   123,682   81,548   56,069   39,653   29,603

STOCKHOLDERS' EQUITY

   3,450     3,450     2,350     2,350     2,350     2,350    2,350    2,250    2,000    1,700
   8,700     8,700     6,500     6,500     6,500     6,500    6,500    5,500    4,000    2,600

  83,138    62,877    37,231    22,611    18,947    15,738   10,469    5,693    4,084    2,992
  32,414    21,966    21,837    15,614     4,362     4,025    6,033    5,213    1,819    1,538

     (86)      645       321       (54)        7      (158)    (179)      63      198      (74)
  (3,450)   (2,350)   (1,034)     (940)     (705)     (658)    (585)    (500)    (408)    (372)
 112,016    83,138    58,355    37,231    22,611    18,947   15,738   10,469    5,693    4,084
 124,166    95,288    67,205    46,081    31,461    27,797   24,588   18,219   11,693    8,384
$749,785  $669,315  $501,603  $330,613  $223,895  $151,479 $106,136  $74,288  $51,346  $37,987

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

							  1995      1994      1993      1992      1991
Underwriting
  Direct premiums written..............	$626,666  $625,023  $601,289  $525,495  $429,780

  Net premiums written.................	$603,421  $589,197  $563,416  $508,847  $310,999
  Increase in unearned premiums........	  10,831    17,144    14,856    98,353    30,193
	Earned premiums..................	 592,590   572,053   548,560   410,494   280,806

Expenses
  Losses and loss expenses.............	 367,258   369,764   373,243   271,848   173,901
  Underwriting expenses................	 173,248   162,446   147,290   138,669    85,655
  (Increase) decrease in deferred
   acquisition costs...................	  (5,723)   (5,420)    1,796   (21,462)   (6,708)
	Total expenses...................	 534,783   526,790   522,329   389,055   252,848
Underwriting income (loss).............	  57,807    45,263    26,231    21,439    27,958
Net investment income..................	  91,609    81,434    69,354    53,419    43,826
Net realized investment gains (losses).	     720    32,025    13,040    12,368     7,529
	Earnings before Federal income
	taxes and withdrawing companies'
	settlements......................	 150,136   158,722   108,625    87,226    79,313

Other income
  Withdrawing companies' settlements...	     -         -         -      43,168       -
Earnings before Federal income taxes...	 150,136   158,722   108,625   130,394    79,313
Federal income taxes (benefits)........	  39,686    44,830    28,788    38,414    24,099
Earnings before cumulative effect of
 change in accounting principle........	 110,450   113,892    79,837    91,980    55,214
Cumulative effect on prior years (to
 December 31, 1986) of changing to
 different method of accounting for
 income taxes..........................	     -         -         -         -         -
	NET EARNINGS.....................	$110,450  $113,892  $ 79,837  $ 91,980  $ 55,214

Underwriting ratios: (Statutory basis)
  Losses and loss expenses to
   premiums earned.....................	  62.0%     64.6%     68.0%     66.2%     61.9%
  Underwriting expenses to net
   premiums written....................	  29.0      27.1      25.7      28.1      30.0
	Combined ratio...................	  91.0%     91.7%     93.7%     94.3%     91.9%
	Underwriting profit (loss).......	   9.0%      8.3%      6.3%      5.7%      8.1%

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

   1990      1989      1988      1987     1986      1985     1984     1983     1982      1981

$401,077  $366,492  $306,469  $206,231 $131,807  $ 85,000  $65,699  $37,318  $26,854  $19,049

$219,936  $140,313  $124,923  $ 99,193 $ 60,808  $ 49,229  $33,943  $25,817  $25,056  $17,177
  34,692    12,655     9,678    13,428    6,775     6,392    2,137    2,258    1,902    1,573
 185,244   127,658   115,245    85,765   54,033    42,837   31,806   23,559   23,154   15,604


 125,219    88,564    80,203    65,299   44,205    33,548   19,567   15,242   15,923   10,535
  55,551    44,181    33,115    25,882   18,460    15,177   11,241    6,532    9,000    6,108

  (4,571)   (7,003)   (4,801)   (3,769)  (1,712)   (1,448)    (911)  (1,327)    (811)    (335)
 176,199   125,742   108,517    87,412   60,953    47,277   29,897   20,447   24,112   16,308
   9,045     1,916     6,728    (1,647)  (6,920)   (4,440)   1,909    3,112     (958)    (704)
  36,052    29,351    20,591    13,917    8,990     7,366    6,008    4,147    3,036    2,283
      74       618     2,298     3,423      185       336     (108)     314      158       97
  45,171    31,885    29,617    15,693    2,255     3,262    7,809    7,573    2,236    1,676


     -         -         -         -        -         -        -        -        -        -
  45,171    31,885    29,617    15,693    2,255     3,262    7,809    7,573    2,236    1,676
  12,757     9,919     7,780     2,987   (2,107)     (763)   1,776    2,360      417      138

  32,414    21,966    21,837    12,706    4,362     4,025    6,033    5,213    1,819    1,538



     -         -         -       2,908      -         -        -        -        -        -
$ 32,414  $ 21,966  $ 21,837  $ 15,614 $  4,362  $  4,025  $ 6,033  $ 5,213  $ 1,819  $ 1,538



  65.7%    68.0%      69.5%     79.4%     83.5%     79.7%    63.6%    63.8%    69.8%    68.3%

  26.7     26.3       22.0      22.5      24.4      28.1     27.8     23.9     33.5     34.4
  92.4%    94.3%      91.5%    101.9%    107.9%    107.8%    91.4%    87.7%   103.3%   102.7%
   7.6%     5.7%       8.5%     (1.9%)    (7.9%)    (7.8%)    8.6%    12.3%    (3.3%)   (2.7%)

THE COMMERCE GROUP, INC.

DIRECTORS

Herman F. Becker.........................	President and owner, Sterling Realty
and Huguenot 							Development Corporation

Joseph A. Borski, Jr.....................	Self-employed Certified Public
Accountant

Eric G. Butler...........................	Retired Vice President-General
Claims Manager of 							Commerce and
Citation

Henry J. Camosse.........................	Retired President, Henry Camosse &
Son Co., Inc., 							a building and masonry
supplies company

Gerald Fels..............................	Executive Vice President and Chief
Financial 								Officer of the Company

David R. Grenon..........................	Assistant Clerk and Chairman of the
Advisory Board
							of The Protector Group Insurance
Agency, Inc., a
							property and casualty insurance
agency.

Robert W. Harris.........................	Retired Treasurer, H.C. Bartlett
Insurance Agency, 							Inc.

Robert S. Howland........................	Retired Clerk, H.C. Bartlett
Insurance Agency, 								Inc.

John J. Kunkel...........................	Retired President and Treasurer,
Kunkel Buick and
							GMC Truck, retired Treasurer, Kunkel
Bus Company

Raymond J. Lauring.......................	Retired President, Lauring
Construction Company

Roger E. Lavoie..........................	Retired President and Treasurer,
Lavoie Toyota-								Dodge, Inc.

Normand R. Marois........................	Chairman of the Board, Marois Bros.,
Inc., a 								contracting firm

Suryakant M. Patel.......................	Physician specializing in internal
medicine

Arthur J. Remillard, Jr..................	President, Chief Executive Officer,
and Chairman
							of the Board of the Company

Arthur J. Remillard, III.................	Senior Vice President and Assistant
Clerk of
							the Company, Senior Vice President
of Commerce
							and Citation in charge of
Policyholder Benefits

Regan P. Remillard.......................	Senior Vice President - General
Counsel
							of the Company, President and
Secretary of
							Western Pioneer Insurance Company

Antranig A. Sahagian.....................	Retired Owner, A. Sahagian Service
Center

Gurbachan Singh..........................	Physician specializing in general
surgery

John W. Spillane.........................	Clerk of the Company and practicing
attorney

DIRECTORS OF
COMMERCE HOLDINGS, INC.
The Commerce Insurance Company
Western Pioneer Insurance Company
Citation Insurance Company

Arthur J. Remillard, Jr................	President, Chief Executive Officer
and Chairman
							of the Board

Gerald Fels............................	Executive Vice President and Cheif
Financial
							Officer

Arthur J. Remillard, III (1)...........	Senior Vice President and Clerk

Regan P. Remillard.....................	Senior Vice President - General
Counsel, President 							and Secretary of
Western Pioneer Insurance Company


David R. Grenon (1)....................	Assistant Clerk and Chairman of the
Advisory
							Board of The Protector Group
Insurance Agency

John M. Nelson (1).....................	Chairman and Chief Executive Officer
of Wyman-
							Gordan Company

Suryakant M. Patel (1).................	Physician specializing in internal
medicine

William G. Pike (1)....................	Executive Vice President and Chief
Financial
							Officer of Granite State Bankshares,
Inc.


DIRECTORS OF
BAY FINANCE COMPANY, INC.

Arthur J. Remillard, Jr................	President and Chairman of the Board

Gerald Fels............................	Executive Vice President and Chief
Financial
							Officer

John W. Spillane.......................	Clerk and practicing attorney

Arthur J. Remillard, III...............	Assistant Clerk

Regan P. Remillard.....................	Senior Vice President


DIRECTORS OF
CLARK-PROUT INSURANCE AGENCY, INC.

Arthur J. Remillard, Jr................	President and Chairman of the Board

Gerald Fels............................	Executive Vice President and Chief
Financial
							Officer

John W. Spillane.......................	Clerk

Arthur J. Remillard, III...............	Assistant Clerk

Elizabeth M. Edwards...................	Vice President



(1) Commerce Holdings, Inc., The Commerce Insurance Company and Citation Insurance Company
    only.

THE COMMERCE GROUP, INC.


Commerce Holdings, Inc.
The Commerce Insurance Company
Citation Insurance Company
Bay Finance Company, Inc.
Clark-Prout Insurance Agency, Inc.


OFFICERS OF
THE COMMERCE GROUP, INC.


President, Chief Executive Officer and Chairman of the Board...	Arthur J.
Remillard, Jr.
Executive Vice President and Chief Financial Officer...........	Gerald Fels
Senior Vice President and Assistant Clerk......................	Arthur J.
Remillard, III
Senior Vice President and General Counsel......................	Regan P.
Remillard
Senior Vice President..........................................	Mary M.
Fontaine
Clerk..........................................................	John W.
Spillane
Treasurer and Chief Accounting Officer.........................	Randall V.
Becker
Assistant Treasurer............................................	Thomas A.
Gaylord
Assistant Vice President.......................................	Robert E.
McKenna


* Officers of Subsidiaries



President, Chief Executive Officer and Chairman of the Board...	Arthur J.
Remillard, Jr.

Executive Vice President and Chief Financial Officer...........	Gerald Fels

Senior Vice Presidents.........................................	David H.
Cochrane
											Mary M.
Fontaine
											Robert E.
Longo
											Arthur J.
Remillard, III
											Joyce B.
Virostek

Senior Vice President and General Counsel......................	Regan P.
Remillard

Vice Presidents................................................	Peter J.
Dignan
											Elizabeth M.
Edwards
											Mark W.
Rayla
											Angelos
Spetseris
											Henry R.
Whittier, Jr.

Assistant Vice Presidents..............Burton C. Aaronson		Ronald J.
Lareau
						   Robert M. Blackmer		Karen A.
Lussier
						   Stephen R. Clark		Donald G.
MacLean
						   Raymond J. DeSantis		Robert E.
McKenna
						   Warren S. Ehrlich		Robert L.
Mooney
						   John V. Kelly			Kenneth E.
Morrison
											Michael J.
Richards

Treasurer and Chief Accounting Officer........................	Randall V.
Becker

Assistant Treasurer............................................	Thomas A.
Gaylord

* Officers often hold positions with several operating subsidiaries. The titles listed represent their primary office as of March 8, 1996.

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Officers of Western Pioneer Insurance

President and Secretary........................................	Regan P.
Remillard
Chief Financial Officer........................................	Albert E.
Peters
Vice President.................................................	Michael J.
Marsh
Assistant Vice President.......................................	Robert M.
Keppel
Treasurer and Controller.......................................	Joan M.
Kelly


Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m. on Friday, May 17, 1996 at the Company's Claims Building, 11 Gore Road (Route 16), Webster, MA.

Form 10-K

Stockholders interested in the detailed information contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, may obtain a copy without charge, by writing to the Assistant to the President at 211 Main Street, Webster, MA 01570.

Transfer Agent

The Commerce Group, Inc.
c/o The First National Bank of Boston
    Boston EquiServe, L.P.
Investor Relations
Mail Stop: 45-02-09
P.O. Box 644
Boston, MA 02102-0644
(617) 575-3100

Executive Offices

211 Main Street
Webster, MA 01570
(508) 943-9000

Trading of Common Stock

The Company's Common Stock began trading on the NYSE on March 31, 1995 under the symbol "CGI". Prior to that, the Company's Common Stock was traded on Nasdaq under the symbol "COMG".

Independent Accountants

Coopers & Lybrand L.L.P.
One Post Office Square
Boston, MA 02109
(617) 478-5000











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